05058492

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.	**0001305551**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 23, 2005, Series 2005-3	~~**[illegible]**~~ 333-117686

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________
Name: John R. Cuti
Title: Secretary

Dated: June 23, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Available Funds Rate (15 CPR)

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.482	9.977
3	9/25/2005	5.483	9.954
4	10/25/2005	5.484	9.930
5	11/25/2005	5.485	9.907
6	12/25/2005	5.487	9.885
7	1/25/2006	5.488	9.863
8	2/25/2006	5.489	9.840
9	3/25/2006	5.490	9.817
10	4/25/2006	5.491	9.795
11	5/25/2006	5.492	9.773
12	6/25/2006	5.493	9.751
13	7/25/2006	5.494	9.729
14	8/25/2006	5.495	9.707
15	9/25/2006	5.496	9.685
16	10/25/2006	5.497	9.663
17	11/25/2006	5.498	9.642
18	12/25/2006	5.499	9.620
19	1/25/2007	5.501	9.599
20	2/25/2007	5.502	9.578
21	3/25/2007	5.503	9.556
22	4/25/2007	5.504	9.535
23	5/25/2007	5.505	9.513
24	6/25/2007	5.507	9.493
25	7/25/2007	5.508	9.472
26	8/25/2007	5.509	9.451
27	9/25/2007	5.510	9.430
28	10/25/2007	5.512	9.410
29	11/25/2007	5.513	9.389
30	12/25/2007	5.514	9.370
31	1/25/2008	5.516	9.349
32	2/25/2008	5.517	9.329
33	3/25/2008	5.518	9.308
34	4/25/2008	5.520	9.289
35	5/25/2008	5.546	9.278
36	6/25/2008	5.546	9.460
37	7/25/2008	5.547	9.446
38	8/25/2008	5.548	9.432
39	9/25/2008	5.550	9.418
40	10/25/2008	5.552	9.403
41	11/25/2008	5.553	9.390
42	12/25/2008	5.555	9.376
43	1/25/2009	5.556	9.362
44	2/25/2009	5.558	9.348
45	3/25/2009	5.559	9.336
46	4/25/2009	5.561	9.325
47	5/25/2009	5.563	9.328
48	6/25/2009	5.565	9.325
49	7/25/2009	5.566	9.315
50	8/25/2009	5.568	9.305
51	9/25/2009	5.570	9.295
52	10/25/2009	5.571	9.286
53	11/25/2009	5.571	9.276
54	12/25/2009	5.571	9.267
55	1/25/2010	5.571	9.258
56	2/25/2010	5.571	9.249
57	3/25/2010	5.571	9.240
58	4/25/2010	5.571	9.231
59	5/25/2010	5.605	9.281
60	6/25/2010	5.657	11.246
61	7/25/2010	5.685	11.538
62	8/25/2010	5.685	11.544
63	9/25/2010	5.685	11.548
64	10/25/2010	5.685	11.548
65	11/25/2010	5.685	11.548
66	12/25/2010	5.685	11.548
67	1/25/2011	5.685	11.548
68	2/25/2011	5.685	11.548
69	3/25/2011	5.685	11.548
70	4/25/2011	5.685	11.548
71	5/25/2011	5.685	11.550
72	6/25/2011	5.685	11.551
73	7/25/2011	5.685	11.552
74	8/25/2011	5.685	11.552
75	9/25/2011	5.685	11.552
76	10/25/2011	5.685	11.552
77	11/25/2011	5.685	11.552
78	12/25/2011	5.684	11.552
79	1/25/2012	5.684	11.552
80	2/25/2012	5.684	11.553
81	3/25/2012	5.684	11.553
82	4/25/2012	5.684	11.553
83	5/25/2012	5.684	11.553
84	6/25/2012	5.684	11.553
85	7/25/2012	5.684	11.553
86	8/25/2012	5.684	11.553
87	9/25/2012	5.684	11.554
88	10/25/2012	5.684	11.554
89	11/25/2012	5.684	11.554
90	12/25/2012	5.684	11.554
91	1/25/2013	5.684	11.554
92	2/25/2013	5.684	11.554
93	3/25/2013	5.684	11.554
94	4/25/2013	5.684	11.555
95	5/25/2013	5.684	11.555
96	6/25/2013	5.684	11.555
97	7/25/2013	5.683	11.555
98	8/25/2013	5.683	11.555
99	9/25/2013	5.683	11.555
100	10/25/2013	5.683	11.556
101	11/25/2013	5.683	11.556
102	12/25/2013	5.683	11.556
103	1/25/2014	5.683	11.556
104	2/25/2014	5.683	11.556
105	3/25/2014	5.683	11.556
106	4/25/2014	5.683	11.557
107	5/25/2014	5.683	11.557
108	6/25/2014	5.683	11.557
109	7/25/2014	5.683	11.557
110	8/25/2014	5.683	11.557
111	9/25/2014	5.683	11.557
112	10/25/2014	5.684	11.558
113	11/25/2014	5.686	11.561
114	12/25/2014	5.688	11.565
115	1/25/2015	5.690	11.569
116	2/25/2015	5.692	11.574
117	3/25/2015	5.694	11.578

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 15% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 15% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Questions for US RMBS

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1. Are the loans 100% originated by the seller of this transaction? Or are they re-underwritten (wholesale)? Please provide breakdown.

Aall loans are underwritten by MortgageIT in house. See page S-23 of the 2005-2 Pro Supp for a description of MortgageIT's underwriting guidelines.

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2. Are the Primary Servicer responsibilities being retained by the issuer or sub-contracted/released? Servicing will be as per prior transactions.

Master Servicer is Wells Fargo. MortgageIT is servicer and GMAC Mortgage Corporation is subservicer. See page S-21 of the 2005-2 Pro Supp for a description of servicing roles

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3. What are the Master Servicers responsibilities. Hot back-up or less, please detail. Is it possible to get a copy of the Master servicer bid document?

Page S-21 of the 2005-2 Pro Supp provides some information concerning the role of the Master Servicer, including monitoring the performance of the Servicer and enforcing any remedies against the Servicer. See also pages 58 – 60 of the base Prospectus for a description of the Pooling and Servicing Agreement. We may be able to provider a copy of the PSA from the 2005-2 agreement (filed with the SEC if required).

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4. What is the expected excess spread (bps)? Please provide an excess spread schedule using the note CPR assumptions.

Schedule attached.

5. What interest rate fixing (Prime, 1mth LIBOR etc.) are the loans set against?

6M LIBOR (80.65%), 1Y LIBOR (12.00%), 1Y Treasury (7.35%)

6. Average age of the borrowers and the average number of trade lines, including (range).

Not available

7. Number of first time buyers

1 loans (0.02%)

8. What is the servicing fee? Does the servicing fee step-up during the life of the deal? If so dates and amounts?

0.375%, no step up.

9. Are there any servicer advances, if so, are they for both interest and principal, are they refundable and how? Yes – see page S-26 of the 2005-2 Pro Supp for a description of servicing advance requirements. See top of page S-37 of the 2005-2 Pro Supp for how these amounts are reimburseable.

10. AAA breakeven CDR under the following assumptions: PPC, forward curve, 40% severity, 12 month recovery lag, & triggers failing.

3.266% CDR; 4.13% cumloss

11. When is the optional call date?

See Computational Materials pg. 6
20% of the collateral balance

12. What is the step up?

No Step-Up

13. What is the legal maturity?

1 month after the latest maturing loan

14. What are the assumptions used to calculate the hedge balances? What is the impact of increasing/decreasing the CPR by 5% and 10% (please a table showing readjustments in balances)

Schedule attached.

15. Who is the hedge counterparty? If unknown, what are the criteria? Hedge counterparty is not yet known. Contract will be bid in the next few days.

16. If not in term sheet: please send the AFC schedule. What are the assumptions underlying the cap schedule

See Computational Materials pg. 25

17. Is there a hard cap or life cap in the deal? If so, what level

Life time caps apply.
See Computational Materials pg. 22

18. Historical performance from the originator(s) for last 5 years

Information concerning the MHL 2004 and 2005 transactions is available on Bollomberg, Loan Performance and via trustee remittance reports.

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19. Can I see a breakdown of the geographic split of overall origination in recent years, i.e. is this pool representative?

Pls see comp mats from prior transactions. Note that the California concentration is down with this pool.

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20. Are any of the prepayment penalty fees paid to the benefit of the waterfall? If so, how much and structure of how split?

No prepayment penalty income goes to benefit the waterfall.

21. Do AAA Class cap payments go directly and only to pay AAA Class shortfalls? Please send the applicable payment waterfall.

Proceeds from the Corridor Contract benefit all Bonds sequentially as needed.
See Computational Materials pg. 10

Additional HELOC Questions

1. HELOC: Is there a maximum annual draw rate for each loan?

Not Applicable

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2. Are HELOCs extendable? Under what conditions are the HELOCs extended. (i.e borrower conditions etc)

Additional Wrapped Deal Questions

3. What is the shadow rating?

Not Applicable

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4. Do you have the wrap policy? If not, can you provide a draft version which is not materially different?

5. What are the wrap fees?

Excess Spread

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Calculations are run to call at both static and forward LIBOR. Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest of the mortgage loans based on the Net Mortgage Rates in effect on the related due date minus (b) the total interest due on the Certificates, divided by (y) the aggregate principal balance of the Certificates as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Other assumptions include: (1) 25 CPR on the adjustable rate collateral, (2) no defaults and no losses:

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	190	139
Avg yr2	187	101
Avg yr3	190	97
Avg yr4	193	105
Avg yr5	194	106

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
1	247	3.2600%	3.6400%	3.8700%	3.3800%	247
2	180	3.3600%	3.7180%	3.9230%	3.5760%	171
3	180	3.5790%	3.8160%	3.9840%	3.6530%	150
4	187	3.7210%	3.8820%	4.0280%	3.7180%	141
5	181	3.7770%	3.9270%	4.0610%	3.7710%	131
6	187	3.8200%	3.9650%	4.0910%	3.8120%	132
7	181	3.8800%	3.9970%	4.1190%	3.8440%	122
8	181	3.9360%	4.0240%	4.1450%	3.8670%	117
9	201	3.9720%	4.0450%	4.1670%	3.8830%	125
10	182	3.9860%	4.0650%	4.1860%	3.8940%	112
11	188	3.9970%	4.0850%	4.2030%	3.8980%	115
12	182	4.0120%	4.1070%	4.2180%	3.8990%	110
13	188	4.0370%	4.1300%	4.2320%	3.8980%	111
14	183	4.0630%	4.1540%	4.2450%	3.8940%	106
15	183	4.0860%	4.1760%	4.2580%	3.8900%	104
16	189	4.1050%	4.1950%	4.2700%	3.8850%	105
17	183	4.1260%	4.2070%	4.2820%	3.8800%	100
18	190	4.1500%	4.2140%	4.2930%	3.8750%	101
19	184	4.1770%	4.2180%	4.3020%	3.8700%	96
20	184	4.1940%	4.2210%	4.3080%	3.8660%	94
21	204	4.1950%	4.2240%	4.3120%	3.8630%	105
22	184	4.1800%	4.2300%	4.3160%	3.8600%	96
23	191	4.1680%	4.2400%	4.3220%	3.8580%	101
24	185	4.1720%	4.2540%	4.3280%	3.8570%	97
25	191	4.1910%	4.2680%	4.3350%	3.8580%	99
26	185	4.2130%	4.2780%	4.3410%	3.8600%	94
27	186	4.2300%	4.2830%	4.3450%	3.8640%	93
28	192	4.2430%	4.2850%	4.3500%	3.8700%	95
29	186	4.2500%	4.2850%	4.3540%	3.8770%	91
30	193	4.2520%	4.2840%	4.3590%	3.8860%	95
31	187	4.2490%	4.2830%	4.3640%	3.8960%	92
32	187	4.2440%	4.2850%	4.3720%	3.9080%	93
33	201	4.2420%	4.2890%	4.3810%	3.9200%	100
34	188	4.2420%	4.2950%	4.3910%	3.9320%	94

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
35	197	4.2440%	4.3040%	4.4020%	3.9460%	101
36	191	4.2490%	4.3140%	4.4140%	3.9590%	111
37	198	4.2580%	4.3260%	4.4240%	3.9710%	114
38	189	4.2680%	4.3400%	4.4340%	3.9840%	107
39	189	4.2800%	4.3540%	4.4430%	3.9950%	106
40	195	4.2920%	4.3680%	4.4500%	4.0060%	109
41	189	4.3060%	4.3810%	4.4570%	4.0170%	104
42	195	4.3210%	4.3930%	4.4630%	4.0270%	107
43	189	4.3370%	4.4020%	4.4690%	4.0370%	102
44	189	4.3510%	4.4080%	4.4750%	4.0480%	101
45	209	4.3630%	4.4100%	4.4810%	4.0580%	110
46	189	4.3700%	4.4110%	4.4870%	4.0680%	99
47	195	4.3740%	4.4110%	4.4930%	4.0780%	102
48	189	4.3740%	4.4120%	4.4990%	4.0880%	100
49	195	4.3700%	4.4140%	4.5050%	4.0980%	104
50	189	4.3670%	4.4200%	4.5120%	4.1070%	101
51	189	4.3670%	4.4290%	4.5190%	4.1160%	101
52	195	4.3710%	4.4400%	4.5250%	4.1250%	104
53	189	4.3780%	4.4520%	4.5320%	4.1340%	100
54	195	4.3900%	4.4640%	4.5400%	4.1420%	102
55	189	4.4050%	4.4740%	4.5470%	4.1500%	98
56	189	4.4200%	4.4800%	4.5550%	4.1580%	96
57	209	4.4320%	4.4840%	4.5620%	4.1660%	105
58	189	4.4410%	4.4870%	4.5700%	4.1740%	94
59	198	4.4460%	4.4890%	4.5780%	4.1810%	103
60	197	4.4470%	4.4920%	4.5860%	4.1890%	160
61	206	4.4450%	4.4960%	4.5940%	4.1970%	173
62	200	4.4440%	4.5050%	4.6020%	4.2050%	167
63	200	4.4460%	4.5160%	4.6100%	4.2120%	167
64	206	4.4520%	4.5290%	4.6180%	4.2200%	172
65	200	4.4620%	4.5420%	4.6260%	4.2280%	166
66	207	4.4760%	4.5550%	4.6330%	4.2350%	174
67	201	4.4930%	4.5660%	4.6400%	4.2420%	167
68	***	4.5100%	4.5740%	4.6470%	4.2480%	***

Available Funds Rate (15 CPR)

Period	Payment Date	Avail. Funds Cap (%) [1][2]	Avail. Funds Cap (%) [1][3]
1	7/25/2005	5.481	5.481
2	8/25/2005	5.482	9.977
3	9/25/2005	5.483	9.954
4	10/25/2005	5.484	9.930
5	11/25/2005	5.485	9.907
6	12/25/2005	5.487	9.885
7	1/25/2006	5.488	9.863
8	2/25/2006	5.489	9.840
9	3/25/2006	5.490	9.817
10	4/25/2006	5.491	9.795
11	5/25/2006	5.492	9.773
12	6/25/2006	5.493	9.751
13	7/25/2006	5.494	9.729
14	8/25/2006	5.495	9.707
15	9/25/2006	5.496	9.685
16	10/25/2006	5.497	9.663
17	11/25/2006	5.498	9.642
18	12/25/2006	5.499	9.620
19	1/25/2007	5.501	9.599
20	2/25/2007	5.502	9.578
21	3/25/2007	5.503	9.556
22	4/25/2007	5.504	9.535
23	5/25/2007	5.505	9.513
24	6/25/2007	5.507	9.493
25	7/25/2007	5.508	9.472
26	8/25/2007	5.509	9.451
27	9/25/2007	5.510	9.430
28	10/25/2007	5.512	9.410
29	11/25/2007	5.513	9.389
30	12/25/2007	5.514	9.370
31	1/25/2008	5.516	9.349
32	2/25/2008	5.517	9.329
33	3/25/2008	5.518	9.308
34	4/25/2008	5.520	9.289
35	5/25/2008	5.546	9.278
36	6/25/2008	5.546	9.460
37	7/25/2008	5.547	9.446
38	8/25/2008	5.548	9.432
39	9/25/2008	5.550	9.418
40	10/25/2008	5.552	9.403
41	11/25/2008	5.553	9.390
42	12/25/2008	5.555	9.376
43	1/25/2009	5.556	9.362
44	2/25/2009	5.558	9.348
45	3/25/2009	5.559	9.336
46	4/25/2009	5.561	9.325
47	5/25/2009	5.563	9.328
48	6/25/2009	5.565	9.325
49	7/25/2009	5.566	9.315
50	8/25/2009	5.568	9.305
51	9/25/2009	5.570	9.295
52	10/25/2009	5.571	9.286
53	11/25/2009	5.571	9.276
54	12/25/2009	5.571	9.267
55	1/25/2010	5.571	9.258
56	2/25/2010	5.571	9.249
57	3/25/2010	5.571	9.240
58	4/25/2010	5.571	9.231
59	5/25/2010	5.605	9.281
60	6/25/2010	5.657	11.246
61	7/25/2010	5.685	11.538
62	8/25/2010	5.685	11.544
63	9/25/2010	5.685	11.548
64	10/25/2010	5.685	11.548
65	11/25/2010	5.685	11.548
66	12/25/2010	5.685	11.548
67	1/25/2011	5.685	11.548
68	2/25/2011	5.685	11.548
69	3/25/2011	5.685	11.548
70	4/25/2011	5.685	11.548
71	5/25/2011	5.685	11.550
72	6/25/2011	5.685	11.551
73	7/25/2011	5.685	11.552
74	8/25/2011	5.685	11.552
75	9/25/2011	5.685	11.552
76	10/25/2011	5.685	11.552
77	11/25/2011	5.685	11.552
78	12/25/2011	5.684	11.552
79	1/25/2012	5.684	11.552
80	2/25/2012	5.684	11.553
81	3/25/2012	5.684	11.553
82	4/25/2012	5.684	11.553
83	5/25/2012	5.684	11.553
84	6/25/2012	5.684	11.553
85	7/25/2012	5.684	11.553
86	8/25/2012	5.684	11.553
87	9/25/2012	5.684	11.554
88	10/25/2012	5.684	11.554
89	11/25/2012	5.684	11.554
90	12/25/2012	5.684	11.554
91	1/25/2013	5.684	11.554
92	2/25/2013	5.684	11.554
93	3/25/2013	5.684	11.554
94	4/25/2013	5.684	11.555
95	5/25/2013	5.684	11.555
96	6/25/2013	5.684	11.555
97	7/25/2013	5.683	11.555
98	8/25/2013	5.683	11.555
99	9/25/2013	5.683	11.555
100	10/25/2013	5.683	11.556
101	11/25/2013	5.683	11.556
102	12/25/2013	5.683	11.556
103	1/25/2014	5.683	11.556
104	2/25/2014	5.683	11.556
105	3/25/2014	5.683	11.556
106	4/25/2014	5.683	11.557
107	5/25/2014	5.683	11.557
108	6/25/2014	5.683	11.557
109	7/25/2014	5.683	11.557
110	8/25/2014	5.683	11.557
111	9/25/2014	5.683	11.557
112	10/25/2014	5.684	11.558
113	11/25/2014	5.686	11.561
114	12/25/2014	5.688	11.565
115	1/25/2015	5.690	11.569
116	2/25/2015	5.692	11.574
117	3/25/2015	5.694	11.578

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

2) Assumes no losses, 20% optional termination, 15% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.

3) Assumes no losses, 20% optional termination, 15% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Formatted: Centered

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Formatted: Bullets and Numbering

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Available Funds Rate (20 CPR)

Formatted: Centered

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)	Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481	44	2/25/2009	5.571	10.000
2	8/25/2005	5.482	10.000	45	3/25/2009	5.571	10.000
3	9/25/2005	5.484	10.000	46	4/25/2009	5.571	10.000
4	10/25/2005	5.485	10.000	47	5/25/2009	5.571	10.000
5	11/25/2005	5.486	10.000	48	6/25/2009	5.571	10.000
6	12/25/2005	5.489	10.000	49	7/25/2009	5.571	10.000
7	1/25/2006	5.490	10.000	50	8/25/2009	5.571	10.000
8	2/25/2006	5.491	10.000	51	9/25/2009	5.571	10.000
9	3/25/2006	5.493	10.000	52	10/25/2009	5.571	10.000
10	4/25/2006	5.494	10.000	53	11/25/2009	5.571	10.000
11	5/25/2006	5.496	10.000	54	12/25/2009	5.571	10.000
12	6/25/2006	5.497	10.000	55	1/25/2010	5.571	10.000
13	7/25/2006	5.499	10.000	56	2/25/2010	5.571	10.000
14	8/25/2006	5.500	10.000	57	3/25/2010	5.571	10.000
15	9/25/2006	5.502	10.000	58	4/25/2010	5.571	10.000
16	10/25/2006	5.503	10.000	59	5/25/2010	5.605	10.000
17	11/25/2006	5.505	10.000	60	6/25/2010	5.657	11.259
18	12/25/2006	5.507	10.000	61	7/25/2010	5.685	11.547
19	1/25/2007	5.508	10.000	62	8/25/2010	5.685	11.547
20	2/25/2007	5.510	10.000	63	9/25/2010	5.685	11.548
21	3/25/2007	5.512	10.000	64	10/25/2010	5.685	11.548
22	4/25/2007	5.514	10.000	65	11/25/2010	5.685	11.548
23	5/25/2007	5.516	10.000	66	12/25/2010	5.685	11.548
24	6/25/2007	5.517	10.000	67	1/25/2011	5.685	11.548
25	7/25/2007	5.519	10.000	68	2/25/2011	5.685	11.548
26	8/25/2007	5.521	10.000	69	3/25/2011	5.685	11.548
27	9/25/2007	5.523	10.000	70	4/25/2011	5.685	11.548
28	10/25/2007	5.525	10.000	71	5/25/2011	5.685	11.550
29	11/25/2007	5.527	10.000	72	6/25/2011	5.685	11.551
30	12/25/2007	5.529	10.000	73	7/25/2011	5.685	11.552
31	1/25/2008	5.532	10.000	74	8/25/2011	5.685	11.552
32	2/25/2008	5.534	10.000	75	9/25/2011	5.685	11.552
33	3/25/2008	5.536	10.000	76	10/25/2011	5.685	11.552
34	4/25/2008	5.538	10.000	77	11/25/2011	5.685	11.552
35	5/25/2008	5.566	10.000	78	12/25/2011	5.684	11.552
36	6/25/2008	5.566	10.000	79	1/25/2012	5.684	11.552
37	7/25/2008	5.568	10.000	80	2/25/2012	5.684	11.553
38	8/25/2008	5.571	10.000	81	3/25/2012	5.684	11.553
39	9/25/2008	5.571	10.000	82	4/25/2012	5.684	11.553
40	10/25/2008	5.571	10.000	83	5/25/2012	5.687	11.557
41	11/25/2008	5.571	10.000	84	6/25/2012	5.689	11.562
42	12/25/2008	5.571	10.000	85	7/25/2012	5.692	11.568
43	1/25/2009	5.571	10.000	86	8/25/2012	5.695	11.573

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 20% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 20% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Formatted: Bullets and Numbering

Formatted

Formatted: Indent: Left: 0.25"

Available Funds Rate (30 CPR)

Formatted: Centered, Indent: Left: 0.25"

Formatted: Centered

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.483	10.052
3	9/25/2005	5.485	10.105
4	10/25/2005	5.487	10.158
5	11/25/2005	5.489	10.212
6	12/25/2005	5.493	10.264
7	1/25/2006	5.495	10.319
8	2/25/2006	5.497	10.374
9	3/25/2006	5.500	10.429
10	4/25/2006	5.502	10.486
11	5/25/2006	5.505	10.544
12	6/25/2006	5.507	10.602
13	7/25/2006	5.510	10.661
14	8/25/2006	5.513	10.721
15	9/25/2006	5.516	10.780
16	10/25/2006	5.519	10.841
17	11/25/2006	5.522	10.904
18	12/25/2006	5.525	10.965
19	1/25/2007	5.529	11.029
20	2/25/2007	5.532	11.093
21	3/25/2007	5.535	11.158
22	4/25/2007	5.539	11.224
23	5/25/2007	5.543	11.290
24	6/25/2007	5.547	11.358
25	7/25/2007	5.551	11.425
26	8/25/2007	5.555	11.495
27	9/25/2007	5.559	11.565
28	10/25/2007	5.563	11.636
29	11/25/2007	5.568	11.708
30	12/25/2007	5.572	11.781
31	1/25/2008	5.577	11.855
32	2/25/2008	5.582	11.929
33	3/25/2008	5.587	12.004
34	4/25/2008	5.592	12.082
35	5/25/2008	5.623	12.131
36	6/25/2008	5.627	11.609
37	7/25/2008	5.633	11.666
38	8/25/2008	5.571	11.621
39	9/25/2008	5.571	11.668
40	10/25/2008	5.571	11.715
41	11/25/2008	5.571	11.764
42	12/25/2008	5.571	11.812
43	1/25/2009	5.571	11.861
44	2/25/2009	5.571	11.910
45	3/25/2009	5.571	11.962
46	4/25/2009	5.571	12.018
47	5/25/2009	5.571	12.037
48	6/25/2009	5.571	12.072
49	7/25/2009	5.571	12.129
50	8/25/2009	5.571	12.185
51	9/25/2009	5.571	12.243
52	10/25/2009	5.571	12.302
53	11/25/2009	5.575	12.370
54	12/25/2009	5.579	12.439

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 30% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 30% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each

Formatted: Bullets and Numbering

Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Formatted

Available Funds Rate (35 CPR)

Formatted: Centered

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.483	10.081
3	9/25/2005	5.486	10.164
4	10/25/2005	5.488	10.248
5	11/25/2005	5.491	10.333
6	12/25/2005	5.495	10.417
7	1/25/2006	5.498	10.505
8	2/25/2006	5.501	10.595
9	3/25/2006	5.504	10.685
10	4/25/2006	5.507	10.779
11	5/25/2006	5.510	10.874
12	6/25/2006	5.514	10.970
13	7/25/2006	5.517	11.069
14	8/25/2006	5.521	11.170
15	9/25/2006	5.525	11.271
16	10/25/2006	5.529	11.375
17	11/25/2006	5.533	11.482
18	12/25/2006	5.537	11.589
19	1/25/2007	5.542	11.699
20	2/25/2007	5.546	11.812
21	3/25/2007	5.551	11.926
22	4/25/2007	5.556	12.043
23	5/25/2007	5.561	12.161
24	6/25/2007	5.566	12.283
25	7/25/2007	5.572	12.406
26	8/25/2007	5.578	12.533
27	9/25/2007	5.584	12.661
28	10/25/2007	5.590	12.793
29	11/25/2007	5.597	12.927
30	12/25/2007	5.603	13.064
31	1/25/2008	5.610	13.203
32	2/25/2008	5.618	13.345
33	3/25/2008	5.625	13.489
34	4/25/2008	5.633	13.639
35	5/25/2008	5.666	13.740
36	6/25/2008	5.673	12.835
37	7/25/2008	5.682	12.948
38	8/25/2008	5.571	12.835
39	9/25/2008	5.571	12.931
40	10/25/2008	5.571	13.028
41	11/25/2008	5.571	13.129
42	12/25/2008	5.571	13.230
43	1/25/2009	5.571	13.332
44	2/25/2009	5.574	13.443
45	3/25/2009	5.579	13.564

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

2) Assumes no losses, 20% optional termination, 35% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.

Formatted: Bullets and Numbering

3) Assumes no losses, 20% optional termination, 35% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Formatted: Left, Numbered + Level: 1 + Numbering Style: 1, 2, 3, … + Start at: 1 + Alignment: Left + Aligned at: 0.25" + Tab after: 0.5" + Indent at: 0.5", Allow hanging punctuation, Font Alignment: Auto

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Class	Ratings M/S	Initial Bond Size	Sub-ordination		1	2	3	4
			SCENARIO		1	2	3	4
			Speed	Pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward + 200	Forward + 200
			Triggers		Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		45%	55%	45%	55%
			Default Recovery Lag	Months	12 months	12 months	12 months	12 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR	Capped at prepay				
			CPR = CRR	PSA standard	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
A1	Aaa/AAA	78.40	26.51	SDA				
				CummLosses				
A2	Aaa/AAA	8.16	18.35	SDA	1,459.17	1,201.50	1,312.78	1,081.36
				WAL	3.18	3.25	3.25	3.31
				Date of principal writedown	1/2013	1/2013	8/2012	8/2012
				CummLosses	7.25%	7.49%	6.63%	6.83%
M1	NA/AAA	7.40	10.95	SDA				
				CummLosses				
M2	NA/AA+	3.50	7.45	SDA				
				CummLosses				
M3	NA/AA	2.40	5.05	SDA				
				CummLosses				
M4	NA/AA-	0.50	4.55	SDA				
				CummLosses				
B1	NA/A	1.70	2.85	SDA	729.81	598.90	517.79	426.32
				WAL	2.83	2.84	2.60	2.60
				Date of principal writedown	2/2011	1/2011	10/2009	9/2009
				CummLosses	3.91%	3.98%	2.84%	2.88%
B2	NA/BBB+	1.00	1.85	SDA	687.47	563.74	464.48	381.72
				WAL	2.76	2.77	2.46	2.46
				Date of principal writedown	11/2010	11/2010	6/2009	6/2009
				CummLosses	3.70%	3.76%	2.56%	2.60%
[redacted]								
OC		1.15	1.15					

Excess Spread

Calculations are run to call at both forward LIBOR and forward LIBOR+200. Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest of the mortgage loans based on the Net Mortgage Rates in effect on the related due date minus (b) the total interest due on the Certificates, divided by (y) the aggregate principal balance of the Certificates as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Other assumptions include: (1) 25 CPR on the adjustable rate collateral, (2) no defaults and no losses:

Period	Excess Spread in bps (Forward LIBOR)	Excess Spread in bps (Forward LIBOR + 200)
Avg yr1	21	139
Avg yr2	0	101
Avg yr3	0	97
Avg yr4	0	105
Avg yr5	13	106

Period	Excess Spread in bps (Forward LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR + 200)
1	247	3.260%	3.640%	3.870%	3.380%	247
2	171	3.360%	3.718%	3.923%	3.576%	0
3	150	3.579%	3.816%	3.984%	3.653%	0
4	141	3.721%	3.882%	4.028%	3.718%	0
5	131	3.777%	3.927%	4.061%	3.771%	0
6	132	3.820%	3.965%	4.091%	3.812%	0
7	122	3.880%	3.997%	4.119%	3.844%	0
8	117	3.936%	4.024%	4.145%	3.867%	0
9	125	3.972%	4.045%	4.167%	3.883%	0
10	112	3.986%	4.065%	4.186%	3.894%	0
11	115	3.997%	4.085%	4.203%	3.898%	0
12	110	4.012%	4.107%	4.218%	3.899%	0
13	111	4.037%	4.130%	4.232%	3.898%	0
14	106	4.063%	4.154%	4.245%	3.894%	0
15	104	4.086%	4.176%	4.258%	3.890%	0
16	105	4.105%	4.195%	4.270%	3.885%	0
17	100	4.126%	4.207%	4.282%	3.880%	0
18	101	4.150%	4.214%	4.293%	3.875%	0
19	96	4.177%	4.218%	4.302%	3.870%	0
20	94	4.194%	4.221%	4.308%	3.866%	0
21	105	4.195%	4.224%	4.312%	3.863%	0
22	96	4.180%	4.230%	4.316%	3.860%	0
23	101	4.168%	4.240%	4.322%	3.858%	0
24	97	4.172%	4.254%	4.328%	3.857%	0
25	99	4.191%	4.268%	4.335%	3.858%	0
26	94	4.213%	4.278%	4.341%	3.860%	0
27	93	4.230%	4.283%	4.345%	3.864%	0
28	95	4.243%	4.285%	4.350%	3.870%	0
29	91	4.250%	4.285%	4.354%	3.877%	0
30	95	4.252%	4.284%	4.359%	3.886%	0
31	92	4.249%	4.283%	4.364%	3.896%	0
32	93	4.244%	4.285%	4.372%	3.908%	0
33	100	4.242%	4.289%	4.381%	3.920%	0
34	94	4.242%	4.295%	4.391%	3.932%	0
35	101	4.244%	4.304%	4.402%	3.946%	0
36	111	4.249%	4.314%	4.414%	3.959%	0
37	114	4.258%	4.326%	4.424%	3.971%	0
38	107	4.268%	4.340%	4.434%	3.984%	0
39	106	4.280%	4.354%	4.443%	3.995%	0
40	109	4.292%	4.368%	4.450%	4.006%	0
41	104	4.306%	4.381%	4.457%	4.017%	0
42	107	4.321%	4.393%	4.463%	4.027%	0
43	102	4.337%	4.402%	4.469%	4.037%	0
44	101	4.351%	4.408%	4.475%	4.048%	0
45	110	4.363%	4.410%	4.481%	4.058%	0

Period	Excess Spread in bps (Forward LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR + 200)
46	99	4.370%	4.411%	4.487%	4.068%	0
47	102	4.374%	4.411%	4.493%	4.078%	0
48	100	4.374%	4.412%	4.499%	4.088%	0
49	104	4.370%	4.414%	4.505%	4.098%	0
50	101	4.367%	4.420%	4.512%	4.107%	0
51	101	4.367%	4.429%	4.519%	4.116%	0
52	104	4.371%	4.440%	4.525%	4.125%	0
53	100	4.378%	4.452%	4.532%	4.134%	0
54	102	4.390%	4.464%	4.540%	4.142%	0
55	98	4.405%	4.474%	4.547%	4.150%	0
56	96	4.420%	4.480%	4.555%	4.158%	0
57	105	4.432%	4.484%	4.562%	4.166%	0
58	94	4.441%	4.487%	4.570%	4.174%	0
59	103	4.446%	4.489%	4.578%	4.181%	0
60	160	4.447%	4.492%	4.586%	4.189%	155
61	173	4.445%	4.496%	4.594%	4.197%	177
62	167	4.444%	4.505%	4.602%	4.205%	172
63	167	4.446%	4.516%	4.610%	4.212%	171
64	172	4.452%	4.529%	4.618%	4.220%	177
65	166	4.462%	4.542%	4.626%	4.228%	170
66	174	4.476%	4.555%	4.633%	4.235%	178
67	167	4.493%	4.566%	4.640%	4.242%	172
68	***	4.510%	4.574%	4.647%	4.248%	142
69	***	4.523%	4.579%	4.652%	4.253%	157
70	***	4.532%	4.582%	4.658%	4.258%	141
71	***	4.538%	4.583%	4.663%	4.264%	146
72	***	4.540%	4.585%	4.669%	4.269%	147
73	***	4.539%	4.587%	4.675%	4.274%	153
74	***	4.538%	4.592%	4.681%	4.280%	149
75	***	4.539%	4.599%	4.688%	4.287%	149
76	***	4.542%	4.607%	4.696%	4.294%	155
77	***	4.548%	4.616%	4.705%	4.301%	150
78	***	4.556%	4.625%	4.714%	4.309%	156
79	***	4.566%	4.634%	4.723%	4.317%	151
80	***	4.577%	4.642%	4.734%	4.326%	151
81	***	4.587%	4.650%	4.745%	4.336%	161
82	***	4.595%	4.657%	4.756%	4.345%	151
83	***	4.603%	4.665%	4.767%	4.354%	156
84	***	4.609%	4.674%	4.777%	4.363%	156
85	***	4.615%	4.684%	4.788%	4.372%	162
86	***	4.621%	4.696%	4.797%	4.380%	157
87	***	4.630%	4.710%	4.806%	4.388%	157
88	***	4.641%	4.725%	4.815%	4.395%	162
89	***	4.654%	4.739%	4.823%	4.402%	157
90	***	4.669%	4.751%	4.831%	4.409%	167

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

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If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Aggregate Loans

Aggregate Loans

FICO -provided for first lien loans ONLY	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simult
NA									
500-520									
520-539									
540-559									
560-579									
580-599									
600-619									
620-639	0.28	77.37	80	100	100	100	5.826	2.25	56.43
640-659	1.52	73.33	90	84.05	91.14	85.95	5.892	2.28	34.33
660-679	8.51	74.27	90	47.83	96.84	82.99	5.914	2.266	41.18
680-699	11.53	75.22	95	42.92	97.55	82.59	5.88	2.277	47.85
700-719	17.54	76.08	95	29.68	86.39	86.12	5.863	2.281	56.85
720-739	16.24	75.47	95	30.01	83.64	88.28	5.807	2.278	59.67
740-759	17.46	75.4	90	37.31	84.21	87.91	5.727	2.302	59.16
760-779	13.79	74.32	95	41.78	79.41	83.18	5.731	2.291	53.98
780-800	10.17	72.38	90	42.35	75.05	88.4	5.707	2.308	37.72
800-819	2.96	71.4	80	44.67	73.69	75.72	5.79	2.296	41.16
840-859									

IO Loans

FICO -provided for first lien loans ONLY	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ		WAC	MARGIN	% Second Lien (Simultaneous or Si
520-539									
540-559									
560-579									
580-599									
600-619									
620-639	0.32	77.37	80	100	100	100	5.826	2.25	56.43
640-659	1.53	74.66	80	61.44	92.87	100	5.944	2.25	39.95
660-679	8.25	74.69	90	49.45	96.31	100	5.928	2.253	44.78
680-699	11.12	75.18	95	43.02	97.04	100	5.893	2.271	50.59
700-719	17.63	75.99	95	29.85	85.16	100	5.874	2.281	57.53
720-739	16.74	75.76	95	27.62	82.76	100	5.827	2.271	61.36
740-759	17.91	75.62	90	37.68	86.17	100	5.729	2.303	60.69
760-779	13.39	74.44	91.79	38.97	79.96	100	5.759	2.295	55.99
780-800	10.49	73.15	90	41.09	73.65	100	5.742	2.309	39.61
800+	2.62	72.02	80	44.74	76.45	100	5.817	2.297	44.9

Aggregate Loans

FICO provided for second liens	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simul
NA									
500-520									
520-539									
540-559									
560-579									
580-599									
600-619									
620-639									
640-659									
660-679									
680-699									
700-719									
720-739									
740-759									
760-779									
780-800									
800-819									
840-859									

IO Loans

FICO provided for second liens	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Si
520-539								
540-559								
560-579								
580-599								
600-619								
620-639								
640-659								
660-679								
680-699								
700-719								
720-739								
740-759								
760-779								
780-800								
800+								

If the deal has deep MI - we want the following:
For Non-MI Loans-only

By LTV Bucket	% of total deal	Avg FICO	%<550 FICO	%full doc	%non owner
<=50% LTV					
51%-60%					
61%-70%					
71%-80%					
81%-85%					
86%-90%					
91%-95%					
96%-100%					

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	5	$172,100.00	0.02	$34,375.40	6.619	81.22		742
50,000.01 - 75,000.00	22	$1,412,500.00	0.20	$64,194.23	5.955	65.24		727
75,000.01 - 100,000.00	77	$7,031,665.00	0.97	$91,292.32	5.929	76.30		737
100,000.01 - 125,000.00	155	$17,721,403.00	2.45	$114,301.56	5.824	75.95		735
125,000.01 - 150,000.00	249	$34,482,642.00	4.78	$138,454.52	5.848	76.44		723
150,000.01 - 175,000.00	247	$40,183,866.00	5.56	$162,671.57	5.806	75.65		727
175,000.01 - 200,000.00	290	$54,440,561.00	7.54	$187,698.49	5.788	75.61		735
200,000.01 - 225,000.00	212	$45,205,134.00	6.26	$213,207.22	5.756	75.46		728
225,000.01 - 250,000.00	185	$44,147,119.00	6.11	$238,604.40	5.777	74.72		730
250,000.01 - 275,000.00	199	$52,230,468.00	7.23	$262,430.52	5.753	75.09		732
275,000.01 - 300,000.00	163	$47,007,910.00	6.51	$288,367.77	5.773	73.69		732
300,000.01 - 333,700.00	178	$56,445,303.00	7.82	$317,059.74	5.747	74.82		735
333,700.01 - 350,000.00	95	$32,549,999.00	4.51	$342,592.59	5.725	74.76		736
350,000.01 - 600,000.00	493	$215,297,678.00	29.82	$436,680.62	5.841	75.31		731
600,000.01 -1,000,000.00	97	$73,777,239.00	10.22	$760,543.22	5.789	71.47		735
Total:	2,667	$722,105,587.00	100.00	$270,726.12	5.798	74.81		732

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	5	$171,877.00	0.02	$34,375.40	6.619	81.22		742
50,000.01 - 75,000.00	22	$1,412,273.00	0.20	$64,194.23	5.955	65.24		727
75,000.01 - 100,000.00	77	$7,029,509.00	0.97	$91,292.32	5.929	76.30		737
100,000.01 - 125,000.00	155	$17,716,742.00	2.45	$114,301.56	5.824	75.95		735
125,000.01 - 150,000.00	249	$34,475,176.00	4.77	$138,454.52	5.848	76.44		723
150,000.01 - 175,000.00	247	$40,179,878.00	5.56	$162,671.57	5.806	75.65		727
175,000.01 - 200,000.00	290	$54,432,562.00	7.54	$187,698.49	5.788	75.61		735
200,000.01 - 225,000.00	212	$45,199,931.00	6.26	$213,207.22	5.756	75.46		728
225,000.01 - 250,000.00	186	$44,391,653.00	6.15	$238,664.80	5.776	74.65		731
250,000.01 - 275,000.00	198	$51,973,834.00	7.20	$262,494.11	5.754	75.15		732
275,000.01 - 300,000.00	163	$47,003,946.00	6.51	$288,367.77	5.773	73.69		732
300,000.01 - 333,700.00	178	$56,436,634.00	7.82	$317,059.74	5.747	74.82		735
333,700.01 - 350,000.00	95	$32,546,296.00	4.51	$342,592.59	5.725	74.76		736
350,000.01 - 600,000.00	493	$215,283,547.00	29.82	$436,680.62	5.841	75.31		731
600,000.01 -1,000,000.00	97	$73,772,692.00	10.22	$760,543.22	5.789	71.47		735
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
4.999 or less	34	$12,047,121.00	1.67	$354,327.09	4.686	72.62		748
5.000 - 5.499	336	$96,475,976.00	13.36	$287,130.88	5.265	72.54		741
5.500 - 5.999	1,503	$395,103,466.00	54.72	$262,876.56	5.719	74.31		733
6.000 - 6.499	662	$177,603,582.00	24.60	$268,283.36	6.153	76.81		725
6.500 - 6.999	127	$39,771,385.00	5.51	$313,160.51	6.601	76.81		722
7.000 - 7.499	5	$1,025,020.00	0.14	$205,004.00	7.004	84.29		723
7.500 - 7.999								
8.000 - 8.499								
8.500 - 8.999								
9.000 - 9.499								
9.500 - 9.999								
10.000 - 10.499								
10.500 - 10.999								
11.000 - 11.499								
11.500 - 11.999								
12.000 - 12.499								
12.500 - 12.999								
13.000 - 13.499								
13.500 - 13.999								
Total:	**2,667**	**$722,026,550.00**	**100.00**	**$270,726.12**	**5.798**	**74.81**		**732**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180								
181 - 240								
241 - 360	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
061 - 120								
121 - 180								
181 - 240								
241 - 300								
301 - 360	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No	2,602	$706,853,005.00	97.90	$271,657.57	5.793	74.50		732
Yes	65	$15,173,545.00	2.10	$233,439.15	6.033	89.14		713
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	2,667	$722,026,550.00	10000%	$270,726.12	5.798	74.81		732
2								
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0	1,033	$282,538,963.00	3913%	$273,513.03	5.796	75.75		730
1	1,115	$295,867,579.00	4098%	$265,352.09	5.853	74.21		732
2	491	$135,008,632.00	1870%	$274,966.66	5.722	74.29		735
3	14	$4,322,063.00	60%	$308,718.79	5.295	73.27		738
4	11	$3,077,315.00	43%	$279,755.91	5.320	74.93		741
5	2	$636,000.00	9%	$318,000.00	5.156	55.74		713
7	1	$575,998.00	8%	$575,998.00	3.750	77.32		710
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	8	$1,371,328.00	0.19	$171,416.00	5.395	22.29		753
25.01 - 30.00	3	$659,000.00	0.09	$219,666.67	5.824	29.16		771
30.01 - 35.00	13	$2,831,861.00	0.39	$217,835.46	5.643	32.17		752
35.01 - 40.00	23	$5,958,520.00	0.83	$259,066.09	5.712	37.46		754
40.01 - 45.00	24	$5,953,621.00	0.82	$248,067.54	5.685	42.61		743
45.01 - 50.00	29	$8,625,497.00	1.19	$297,430.93	5.740	48.05		746
50.01 - 55.00	53	$13,831,332.00	1.92	$260,968.53	5.596	52.48		730
55.01 - 60.00	70	$21,491,931.00	2.98	$307,027.59	5.762	58.08		734
60.01 - 65.00	167	$52,068,823.00	7.21	$311,789.36	5.711	63.69		735
65.01 - 70.00	160	$52,492,799.00	7.27	$328,079.99	5.684	68.93		730
70.01 - 75.00	255	$80,422,988.00	11.14	$315,384.27	5.880	73.95		726
75.01 - 80.00	1,795	$460,675,705.00	63.80	$256,643.85	5.813	79.74		732
80.01 - 85.00	19	$4,272,050.00	0.59	$224,844.74	5.781	83.67		725
85.01 - 90.00	36	$8,539,845.00	1.18	$237,217.92	6.184	89.64		708
90.01 - 95.00	12	$2,831,250.00	0.39	$235,937.50	5.907	94.67		718
95.01 - 100.00								
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	2,225	$616,362,060.00	85.37	$277,016.66	5.768	75.39		729
Investment	331	$78,279,801.00	10.84	$236,494.87	6.037	70.44		749
Second Home	111	$27,384,689.00	3.79	$246,708.91	5.798	74.20		751
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single Family Detached	1,521	$426,146,969.00	59.02	$280,175.52	5.784	74.14		730
2-4 Family Detached								
2-4 Family Attached	100	$32,813,808.00	4.54	$328,138.08	6.101	71.49		735
PUD Detached	685	$182,214,215.00	25.24	$266,006.15	5.768	76.41		733
Single Family Attached	11	$2,012,540.00	0.28	$182,958.18	5.712	78.36		725
Condo 1-4 Stories Attached	350	$78,839,018.00	10.92	$225,254.34	5.820	76.04		737
Manufactured Home Detached								
PUD Attached								
Condo 5 Stories+								
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	1,611	$421,112,536.00	58.32	$261,398.22	5.808	77.86		739
Cash Out	710	$201,815,878.00	27.95	$284,247.72	5.847	69.29		722
Rate/Term Refi	346	$99,098,136.00	13.72	$286,410.80	5.657	73.09		722
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Reduced Documentation								
Full Documentation	1,113	$278,414,623.00	38.56	$250,147.91	5.654	76.39		730
Stated Documentation	1,307	$374,228,293.00	51.83	$286,326.16	5.886	76.06		733
No Ratio	85	$26,685,904.00	3.70	$313,951.81	5.972	68.03		730
No Income/No Asset	162	$42,697,730.00	5.91	$263,566.23	5.862	57.78		735
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
5/25 LIBOR - 120 Month IO	1,569	$389,701,358.00	53.97	$248,375.63	5.865	74.97		729
3/27 LIBOR - 120 Month IO	399	$126,832,653.00	17.57	$317,876.32	5.948	76.05		730
5/25 LIBOR - 120 Month IO	23	$6,975,200.00	0.97	$303,269.57	5.513	75.05		764
5/25 LIBOR - 60 Month IO	175	$71,384,023.00	9.89	$407,908.70	5.514	73.51		745
5/25 LIBOR	224	$46,721,436.00	6.47	$208,577.84	5.812	74.84		729
5/25 LIBOR	*104*	*$28,445,651.00*	*3.94*	*$273,515.88*	*5.397*	*71.15*		739
3/27 LIBOR - 36 Month IO	55	$20,940,136.00	2.90	$380,729.75	5.291	76.70		745
3/27 LIBOR	59	$16,401,603.00	2.27	$277,993.27	6.025	73.35		725
3/27 LIBOR	50	$11,937,270.00	1.65	$238,745.40	5.414	70.60		732
6 Month Libor - 120 Month IO	9	$2,687,220.00	0.37	$298,580.00	5.552	77.46		746
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	896	$324,257,706.00	44.91	$361,894.76	5.796	72.42		733
Arizona	389	$84,243,563.00	11.67	$216,564.43	5.895	78.49		728
Washington	287	$65,476,069.00	9.07	$228,139.61	5.697	77.47		738
Other	1,095	$248,049,212.00	34.35	$226,528.96	5.795	75.98		730
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	773	$182,428,728.00	25.27	$236,000.94	5.853	76.87		728
None	1,894	$539,597,822.00	74.73	$284,898.53	5.780	74.11		733
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
36	773	$182,428,728.00	25.27	$236,000.94	5.853	76.87		728
No Prepay Penalty	1,894	$539,597,822.00	74.73	$284,898.53	5.780	74.11		733
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
620-639	8	$1,995,900.00	0.28	$249,487.50	5.826	77.37		629
640-659	44	$10,991,318.00	1.52	$249,802.68	5.892	73.33		652
660-679	245	$61,479,558.00	8.51	$250,936.97	5.914	74.27		669
680-699	306	$83,268,455.00	11.53	$272,119.13	5.860	75.22		689
700-719	463	$126,623,760.00	17.54	$273,485.44	5.863	76.08		709
720-739	439	$117,281,556.00	16.24	$267,156.16	5.807	75.47		729
740-759	445	$126,045,011.00	17.46	$283,247.22	5.727	75.40		749
760-779	369	$99,549,596.00	13.79	$269,782.10	5.731	74.32		769
780-800	263	$73,402,693.00	10.17	$279,097.69	5.707	72.36		788
800-819	85	$21,388,703.00	2.96	$251,631.80	5.790	71.40		807
Not Available								
Total:	2,667	$722,026,550.00	100.00	$270,726.12	5.798	74.81		732

IO

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00								
50,000.01 - 75,000.00	12	$787,000.00	0.13	$65,583.33	6.075	68.03		712
75,000.01 - 100,000.00	57	$5,231,365.00	0.85	$91,773.05	6.011	76.29		738
100,000.01 - 125,000.00	116	$13,342,323.00	2.16	$115,009.47	5.889	76.03		736
125,000.01 - 150,000.00	196	$27,100,572.00	4.38	$138,261.07	5.887	76.65		723
150,000.01 - 175,000.00	199	$32,381,990.00	5.24	$162,720.94	5.855	75.89		725
175,000.01 - 200,000.00	243	$45,578,255.00	7.37	$187,551.18	5.813	75.97		736
200,000.01 - 225,000.00	180	$38,364,184.00	6.20	$213,120.41	5.792	75.87		727
225,000.01 - 250,000.00	159	$37,935,002.00	6.13	$238,578.80	5.816	75.60		731
250,000.01 - 275,000.00	164	$43,117,076.00	6.97	$262,896.53	5.775	75.32		734
275,000.01 - 300,000.00	136	$39,189,110.00	6.34	$288,141.59	5.796	74.61		727
300,000.01 - 333,700.00	160	$50,802,453.00	8.21	$317,482.86	5.739	75.02		735
333,700.01 - 350,000.00	90	$30,823,599.00	4.98	$342,443.29	5.727	74.47		736
350,000.01 - 600,000.00	431	$188,223,934.00	30.43	$436,704.35	5.853	75.59		731
600,000.01 -1,000,000.00	87	$65,671,139.00	10.62	$754,840.68	5.792	71.59		736
Total:	2,230	$618,548,002.00	100.00	$277,363.49	5.817	75.10		732

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00								
50,000.01 - 75,000.00	12	$787,000.00	0.13	$65,583.33	6.075	68.03		712
75,000.01 - 100,000.00	57	$5,231,064.00	0.85	$91,773.05	6.011	76.29		738
100,000.01 - 125,000.00	116	$13,341,098.00	2.16	$115,009.47	5.889	76.03		736
125,000.01 - 150,000.00	196	$27,099,170.00	4.38	$138,261.07	5.887	76.65		723
150,000.01 - 175,000.00	199	$32,381,467.00	5.24	$162,720.94	5.855	75.89		725
175,000.01 - 200,000.00	243	$45,574,937.00	7.37	$187,551.18	5.813	75.97		736
200,000.01 - 225,000.00	180	$38,361,673.00	6.20	$213,120.41	5.792	75.87		727
225,000.01 - 250,000.00	159	$37,934,029.00	6.13	$238,578.80	5.816	75.60		731
250,000.01 - 275,000.00	164	$43,115,031.00	6.97	$262,896.53	5.775	75.32		734
275,000.01 - 300,000.00	136	$39,187,256.00	6.34	$288,141.59	5.796	74.61		727
300,000.01 - 333,700.00	160	$50,797,257.00	8.21	$317,482.86	5.739	75.02		735
333,700.01 - 350,000.00	90	$30,819,896.00	4.98	$342,443.29	5.727	74.47		736
350,000.01 - 600,000.00	431	$188,219,573.00	30.43	$436,704.35	5.853	75.59		731
600,000.01 -1,000,000.00	87	$65,671,139.00	10.62	$754,840.68	5.792	71.59		736
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
4.999 or less	18	$8,420,258.00	1.36	$467,792.11	4.641	73.94		747
5.000 - 5.499	232	$72,537,777.00	11.73	$312,662.83	5.271	73.08		741
5.500 - 5.999	1,285	$344,497,754.00	55.70	$268,091.64	5.726	74.62		733
6.000 - 6.499	583	$157,801,667.00	25.51	$270,671.81	6.152	76.68		725
6.500 - 6.999	109	$34,307,684.00	5.55	$314,749.39	6.600	76.94		724
7.000 - 7.499	3	$955,450.00	0.15	$318,483.33	7.000	84.19		723
7.500 - 7.999								
8.000 - 8.499								
8.500 - 8.999								
9.000 - 9.499								
9.500 - 9.999								
10.000 - 10.499								
10.500 - 10.999								
11.000 - 11.499								
11.500 - 11.999								
12.000 - 12.499								
12.500 - 12.999								
13.000 - 13.499								
13.500 - 13.999								
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180								
181 - 240								
241 - 360	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
061 - 120								
121 - 180								
181 - 240								
241 - 300								
301 - 360	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No	2,186	$608,456,464.00	98.37	$278,342.39	5.813	74.87		732
Yes	44	$10,064,126.00	1.63	$228,730.14	6.067	88.85		714
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	2,230	$618,520,590.00	10000%	$277,363.49	5.817	75.10		732
2								
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0	890	$247,135,959.00	3996%	$277,680.85	5.812	75.87		730
1	921	$251,215,322.00	4062%	$272,763.65	5.871	74.48		732
2	397	$112,899,945.00	1825%	$284,382.73	5.750	74.92		735
3	9	$3,242,860.00	52%	$360,317.78	5.339	73.66		744
4	10	$2,814,506.00	46%	$281,450.60	5.315	74.45		737
5	2	$636,000.00	10%	$318,000.00	5.156	55.74		713
7	1	$575,998.00	9%	$575,998.00	3.750	77.32		710
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	6	$891,328.00	0.14	$148,554.67	5.347	21.81		764
25.01 - 30.00	3	$659,000.00	0.11	$219,666.67	5.824	29.16		771
30.01 - 35.00	8	$1,599,000.00	0.26	$199,875.00	5.637	32.26		761
35.01 - 40.00	14	$4,025,371.00	0.65	$287,526.50	5.704	37.67		752
40.01 - 45.00	20	$4,981,984.00	0.81	$249,099.20	5.714	42.79		740
45.01 - 50.00	22	$7,078,412.00	1.14	$321,746.00	5.782	48.21		747
50.01 - 55.00	40	$10,644,276.00	1.72	$266,106.90	5.693	52.45		726
55.01 - 60.00	56	$17,889,628.00	2.89	$319,457.64	5.781	58.10		737
60.01 - 65.00	139	$42,943,512.00	6.94	$308,946.13	5.727	63.69		733
65.01 - 70.00	126	$43,416,802.00	7.02	$344,577.79	5.696	68.93		732
70.01 - 75.00	201	$67,851,004.00	10.97	$337,567.18	5.917	73.99		726
75.01 - 80.00	1,549	$406,006,547.00	65.64	$262,108.81	5.826	79.74		732
80.01 - 85.00	16	$3,674,750.00	0.59	$229,671.88	5.856	83.59		724
85.01 - 90.00	20	$4,546,876.00	0.74	$227,343.80	6.269	89.45		711
90.01 - 95.00	10	$2,312,100.00	0.37	$231,210.00	5.934	94.60		709
95.01 - 100.00								
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	1,855	$527,089,742.00	85.22	$284,145.41	5.786	75.63		729
Investment	281	$68,059,692.00	11.00	$242,205.31	6.053	70.90		747
Second Home	94	$23,371,156.00	3.78	$248,629.32	5.831	75.35		749
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single Family Detached	1,281	$368,602,289.00	59.59	$287,745.74	5.807	74.37		730
2-4 Family Detached	78	$26,943,891.00	4.36	$345,434.50	6.102	72.47		738
2-4 Family Attached								
PUD Detached	584	$157,432,608.00	25.45	$269,576.38	5.785	76.71		732
Single Family Attached	8	$1,423,450.00	0.23	$177,931.25	5.674	77.68		724
Condo 1-4 Stories Attached	279	$64,118,352.00	10.37	$229,814.88	5.835	76.34		736
Manufactured Home Detached								
PUD Attached								
Condo 5 Stories+								
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	1,364	$362,799,939.00	58.66	$265,982.36	5.820	78.07		739
Cash Out	584	$171,398,187.00	27.71	$293,490.05	5.873	69.47		723
Rate/Term Refi	282	$84,322,464.00	13.63	$299,015.83	5.689	73.74		721
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Reduced Documentation								
Full Documentation	903	$233,586,162.00	37.77	$258,677.92	5.690	76.92		730
Stated Documentation	1,122	$325,710,315.00	52.66	$290,294.40	5.892	76.19		733
No Ratio	74	$23,904,701.00	3.86	$323,036.50	5.984	67.93		731
No Income/No Asset	131	$35,319,412.00	5.71	$269,613.83	5.849	57.81		736
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
5/25 LIBOR - 120 Month IO	1,569	$389,701,358.00	63.01	$248,375.63	5.865	74.97		729
3/27 LIBOR - 120 Month IO	399	$126,832,653.00	20.51	$317,876.32	5.948	76.05		730
5/25 LIBOR - 60 Month IO	175	$71,384,023.00	11.54	$407,908.70	5.514	73.51		745
3/27 LIBOR - 36 Month IO	55	$20,940,136.00	3.39	$380,729.75	5.291	76.70		745
5/25 LIBOR - 120 Month IO	23	$6,975,200.00	1.13	$303,269.57	5.513	75.05		764
6 Month Libor - 120 Month IO	9	$2,687,220.00	0.43	$298,580.00	5.552	77.46		746
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

** For ARM loans please break out 2/28, 3/27, 5/25 by percentage
** For IO loans please include length of ammortization term and fixed rate term (2yr, 3yr, 5yr, 10yr)

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	784	$287,411,091.00	46.47	$366,595.78	5.801	72.85		733
Arizona	359	$78,422,634.00	12.68	$218,447.45	5.908	78.58		728
Washington	253	$57,960,379.00	9.37	$229,092.41	5.727	77.56		738
Other	834	$194,726,486.00	31.48	$233,485.00	5.831	76.27		730
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	704	$167,848,848.00	27.14	$238,421.66	5.850	76.74		728
None	1,526	$450,671,742.00	72.86	$295,328.80	5.805	74.49		733
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
36	704	$167,848,848.00	27.14	$238,421.66	5.850	76.74		728
No Prepay Penalty	1,526	$450,671,742.00	72.86	$295,328.80	5.805	74.49		733
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
620-639	8	$1,995,900.00	0.32	$249,487.50	5.826	77.37		629
640-659	36	$9,446,931.00	1.53	$262,414.75	5.944	74.66		652
660-679	200	$51,021,421.00	8.25	$255,107.11	5.928	74.69		669
680-699	247	$68,771,091.00	11.12	$278,425.47	5.893	75.16		689
700-719	396	$109,047,390.00	17.63	$275,372.20	5.874	75.99		709
720-739	376	$103,534,673.00	16.74	$275,358.17	5.827	75.76		729
740-759	383	$110,806,498.00	17.91	$289,312.01	5.729	75.82		749
760-779	293	$82,809,522.00	13.39	$282,626.35	5.759	74.44		769
780-800	227	$64,891,062.00	10.49	$285,863.71	5.742	73.15		788
800-819	64	$16,196,102.00	2.62	$253,064.09	5.817	72.02		807
Not Available								
Total:	2,230	$618,520,590.00	100.00	$277,363.49	5.817	75.10		732

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name: MHL 2005-3
Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted ir

	Aggregate
gross WAC (%)	5.798%
wtd avg FICO	732
FICO < 600 (%)	0.00%
FICO 600-650 (%)	0.70%
wtd avg LTV (%)	74.81%
LTV = 80 (%)	47.22%
LTV > 80.01 (%)	2.17%
LTV 95.01 -100 (%)	0.00%
Full Doc (%)	38.56%
Stated Doc (%)	51.83%
purch (%)	58.32%
CO refi (%)	27.95%
Own Occ (%)	85.37%
Prepay Penalty (%)	25.27%
wtd avg DTI (%)	37.02%
ARM ? (%)	100.00%
2/28 (%)	0.00%
3/27 (%)	24.39%
1st Lien (%)	100.00%
Avg Loan Balance	$ 270,726
# of Loans	2,667
Loan Bal < $100k (%)	1.10%
Mtg Rates > 12% (%)	0.00%
Manuf Housing (%)	0.00%
(%) & largest state code	CA(44.91%)
silent 2nd (%)	52.19%
IO loans (%)	85.66%
5yr IO (%)	9.89%
2 yr IO (%)	0.00%
IO: FICO	732
IO LTV (%)	75.10%
IO DTI (%)	37.12%
IO full doc (%)	37.77%
IO: purch (%)	58.66%

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1. PCT BAL

LTV	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	Total
50.00 or Less	0.00%	0.03%	0.20%	0.37%	0.56%	0.71%	0.60%	0.85%	0.36%	**3.69%**
50.01 to 55.00	0.00%	0.00%	0.19%	0.48%	0.20%	0.26%	0.44%	0.33%	0.03%	**1.93%**
55.01 to 60.00	0.00%	0.01%	0.22%	0.34%	0.53%	0.87%	0.60%	0.39%	0.02%	**2.98%**
60.01 to 65.00	0.00%	0.06%	0.66%	1.01%	1.36%	1.22%	1.33%	1.24%	0.31%	**7.19%**
65.01 to 70.00	0.03%	0.07%	0.91%	1.01%	1.35%	1.42%	1.37%	0.97%	0.18%	**7.31%**
70.01 to 75.00	0.00%	0.00%	1.37%	2.18%	2.28%	1.89%	1.95%	1.31%	0.19%	**11.17%**
75.01 to 80.00	0.08%	0.49%	4.12%	8.26%	15.32%	13.95%	12.18%	7.55%	1.64%	**63.59%**
80.01 to 85.00	0.00%	0.00%	0.04%	0.07%	0.19%	0.18%	0.03%	0.07%	0.00%	**0.57%**
85.01 to 90.00	0.00%	0.00%	0.20%	0.45%	0.19%	0.15%	0.12%	0.08%	0.00%	**1.18%**
90.01 to 95.00	0.00%	0.00%	0.00%	0.17%	0.13%	0.00%	0.09%	0.00%	0.00%	**0.39%**
Total:	**0.11%**	**0.67%**	**7.91%**	**14.32%**	**22.10%**	**20.65%**	**18.71%**	**12.79%**	**2.74%**	**100.00%**

2. AVG BAL

LTV	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	Total
50.00 or Less	-	244,862.00	293,912.40	221,327.08	239,075.18	269,875.63	253,442.94	280,523.09	215,043.75	**253,550.73**
50.01 to 55.00	-	-	231,705.33	312,627.27	244,482.00	234,202.38	243,994.23	264,973.78	200,000.00	**257,895.04**
55.01 to 60.00	-	67,200.00	264,500.00	307,595.00	344,933.73	370,494.29	269,965.63	281,484.70	150,000.00	**307,027.59**
60.01 to 65.00	-	226,425.00	338,189.86	316,798.52	307,272.00	315,610.89	274,076.63	358,664.44	318,263.86	**312,836.28**
65.01 to 70.00	234,500.00	258,925.00	298,753.95	315,657.43	423,354.83	320,071.31	298,942.24	334,352.57	330,450.00	**327,781.36**
70.01 to 75.00	-	-	328,580.97	349,607.76	283,503.47	310,856.86	320,619.16	324,969.17	280,741.60	**316,257.80**
75.01 to 80.00	295,600.00	270,705.00	232,247.54	243,458.11	257,212.02	262,223.76	264,180.88	264,550.07	247,418.29	**256,638.35**
80.01 to 85.00	-	-	296,000.00	252,500.00	222,658.33	256,800.00	240,000.00	159,433.33	-	**229,958.33**
85.01 to 90.00	-	-	288,440.00	200,949.75	339,648.00	210,140.00	216,639.25	303,300.00	-	**237,217.92**
90.01 to 95.00	-	-	-	203,033.33	233,100.00	-	340,325.00	-	-	**235,937.50**
Total:	**275,233.33**	**252,733.00**	**263,029.28**	**264,501.41**	**269,994.28**	**275,065.26**	**271,334.06**	**282,463.16**	**253,332.79**	**270,827.76**

3. MIN BAL

LTV	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	Total
50.00 or Less	-	244,862.00	210,000.00	109,697.00	70,000.00	67,000.00	51,000.00	100,000.00	68,500.00	**51,000.00**
50.01 to 55.00	-	-	169,530.00	142,000.00	186,316.00	95,000.00	69,925.00	120,800.00	200,000.00	**69,925.00**
55.01 to 60.00	-	67,200.00	110,000.00	105,560.00	102,000.00	168,000.00	114,000.00	114,800.00	150,000.00	**67,200.00**
60.01 to 65.00	-	213,000.00	130,000.00	156,000.00	88,000.00	108,100.00	64,932.00	87,253.00	98,390.00	**64,932.00**
65.01 to 70.00	234,500.00	158,200.00	139,900.00	115,500.00	168,000.00	69,416.00	59,250.00	100,000.00	197,000.00	**59,250.00**
70.01 to 75.00	-	-	58,500.00	94,292.00	38,250.00	82,500.00	58,500.00	97,500.00	145,000.00	**38,250.00**
75.01 to 80.00	111,200.00	89,919.00	87,920.00	56,000.00	68,000.00	80,000.00	27,092.00	29,553.00	96,000.00	**27,092.00**
80.01 to 85.00	-	-	296,000.00	182,000.00	125,700.00	189,600.00	240,000.00	110,500.00	-	**110,500.00**
85.01 to 90.00	-	-	225,000.00	40,017.00	193,321.00	128,700.00	73,800.00	261,000.00	-	**40,017.00**
90.01 to 95.00	-	-	-	128,250.00	124,900.00	-	286,400.00	-	-	**124,900.00**
Total:	**111,200.00**	**67,200.00**	**58,500.00**	**40,017.00**	**38,250.00**	**67,000.00**	**27,092.00**	**29,553.00**	**68,500.00**	**27,092.00**

4. LOW DOC (NO DOC or NO RATIO)

LTV	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	Total
50.00 or Less	0.00%	0.00%	0.09%	0.11%	0.26%	0.30%	0.27%	0.54%	0.26%	**1.83%**
50.01 to 55.00	0.00%	0.00%	0.07%	0.35%	0.09%	0.11%	0.10%	0.02%	0.00%	**0.73%**
55.01 to 60.00	0.00%	0.00%	0.16%	0.20%	0.10%	0.42%	0.28%	0.24%	0.00%	**1.41%**
60.01 to 65.00	0.00%	0.00%	0.28%	0.45%	0.71%	0.48%	0.34%	0.52%	0.19%	**2.97%**
65.01 to 70.00	0.00%	0.00%	0.11%	0.15%	0.09%	0.18%	0.08%	0.00%	0.00%	**0.61%**
70.01 to 75.00	0.00%	0.00%	0.06%	0.27%	0.18%	0.02%	0.16%	0.12%	0.00%	**0.82%**
75.01 to 80.00	0.00%	0.00%	0.16%	0.20%	0.36%	0.18%	0.17%	0.10%	0.06%	**1.21%**
80.01 to 85.00	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%	**0.03%**
85.01 to 90.00	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	**0.06%**
90.01 to 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	**0.00%**
Total:	**0.00%**	**0.00%**	**0.93%**	**1.72%**	**1.89%**	**1.70%**	**1.38%**	**1.54%**	**0.51%**	**9.67%**

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

All averages are weighted averages. Stdevs are stdev of mean.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FICO avg				732
FICO stdev				39.37
FICO <640 %				0.28
FICO <680%				10.31
10th Percentile FICO				677
90th Percentile FICO				784
CLTV w.avg				74.81
CLTV >80%				2.17
10th Percentile CLTV				62.6
90th Percentile CLTV				80
SS CLTV %				83.42
% with Silent 2nds				52.19
Full Doc %				38.56
Loan Bal avg (000s)				270726.12
% Jumbo				66.82
DTI %				37.02
Purch %				58.32
Cash Out %				27.95
Fxd %				0
3 yr ARM >= %				99.63
WAC avg				5.79817
WAC stdev				0.36837
1st Lien %				100
MI %				2.1
CA %				44.91
Invt Prop %				10.84
IO %				85.66
IO non-Full Doc %				53.31
Multi-Fam %				4.54
Prim Occ %				85.37
Moody's Ba2 Base Case Loss				1.01
S&P BB Loss				0.85
Fitch BB Loss				Not on Deal

Originator/Source	% Bal.	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
MortgageIT	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1
Name 2															
Name 3															
Name 4															
Total:	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

[illegible]	% Bal.	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
Investor/2nd Home	14.63	71.41	71.41	73.42	749	5.975	61.84	74.08	49.06	100	16.56	31.22	35.34	88.53	1.56
Primary Occup	85.37	75.39	75.39	85.13	729	5.768	57.72	0	44.2	100	58.29	39.82	37.29	85.52	2.19
Total	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

[illegible]	% Bal.	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
Full	38.56	76.39	76.39	86.02	730	5.654	58.85	8.46	36.31	100	57.45	100	38.15	83.9	2.17
Non-Full	61.44	73.82	73.82	81.79	733	5.889	57.99	12.32	50.3	100	48.88	0	36.19	86.77	2.06
Total	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

[illegible]	% Bal.	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
2 or 3-yr IO	20.47	76.14	76.14	85.78	732	5.855	60.15	11.01	56.2	100	59.63	30.46	37.48	100	1.82
Other IO	65.2	74.77	74.77	83.55	732	5.805	58.19	11	43.41	100	52.6	40.05	37	100	1.57
Non-IO	14.34	73.1	73.1	79.44	732	5.686	56.34	9.87	35.6	100	39.69	43.31	38.47	0	4.94
Total	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

[illegible]	% Bal.	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
0-600															
601-640	0.28	77.37	77.37	82.64	629	5.826	5.57	0	55.31	100	56.43	100	38.36	100	0
641-680	10.04	74.13	74.13	80.23	667	5.91	29.36	3.37	42.55	100	40.14	53.33	38.24	83.44	3.25
681-700	11.53	75.22	75.22	82.77	688	5.86	45.97	0.95	44.48	100	47.85	42.92	37.46	82.59	4.89
700>=	78.15	74.63	74.63	83.93	747	5.775	64.05	13.3	45.24	100	54.36	35.6	36.8	86.35	1.55
Total	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

[illegible]	% Bal.	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	Purch %	Invt Prop %	CA %	1st Lien %	% with S.2nds	Full Doc %	[illegible]	[illegible]	[illegible]
1st Lien	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1
2nd Lien															
Total	100	74.81	74.81	83.42	732	5.798	58.32	10.84	44.91	100	52.19	38.56	37.02	85.66	2.1

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Pool Info	
Conforming	66.82
Non Conforming	33.18
Prefunding (if any)	
No of Loans	2667
Average Loan Size	270726.12
WAC	5.79817
WA LTV	74.81
LTV Range	16.71 to 95
WA Combined LTV	83.42
Combined LTV Range	16.71 to 100
% First Lien	100
% Owner Occ	85.37
% Investment	10.84
% Second Homes	3.79
% Purchase	58.32
% Cash out	27.95
% Full Doc	38.56
% Full Alternate Doc	0
% Limited Doc	0
% Stated Income	51.83
% No documentation	9.61
WA FICO	732
FICO Range	621 to 819
LTV Info	**Ave FICO**
LTVs > 80%	714
LTV s> 90%	718
95.01-100%	0
90.01-95%	718
85.01-90%	708
80.01-85%	725
75.01-80%	732
70.01-75%	726
65.01-70%	730
60.01-65%	735
55.01-60%	734
50.01-55%	730
below 50%	749
Risk Tiering	
Rate Premium Over 1.5%	
Average Seasoned	1
Seasoning > 3m	0.59
Delinquent	0.688

Product Type	
Fixed Rate	0
Floating Rate	100
2/28 Float	0
3/27 Float	24.39
5/25 Float	75.24
6m Libor	80.65
1yr Libor	12
1m Libor	0
1yr CMT	7.35
MTA	
Neg AM %	0
Total IO	85.66
2 Yr IO	0
3 Yr IO	2.9
5 Yr IO	9.89
10 Yr IO	72.88
LOAN SIZE	
Loans < 100k	1.1
Loans > 500k	18.2
Loans > 800k	4.23
Loans > 1m	0
Loans > 2m	0
Top loan	0.13%
Top 5 loans	0.69%
Top 10 loans	1.38%
GEOGRAPHIC	
California	44.91
Nevada	3.67
North California	20.28
South California	24.63
Florida	5.95
Georgia	0.92
Illinois	4
Michigan	0.19
Texas	1.52
New York	1.98
New Jersey	0.59
Virginia	1.61
North Carolina	0.65
South Carolina	0
Ohio	0.06
Mass	0.47
Washington State	9.07
Arizona	11.67
Property Type	
Single Prop	59.02
PUD	25.24
2-4 Family	4.54
Condo	10.92

FICO	Ave LTV
Fico < 600	
Fico < 680	74.22
601 to 620	0
621 to 640	77.37
641 to 660	74.55
661 to 680	74.13
681 to 700	75.28
701 to 720	76.1
721 to 740	75.55
741 to 760	75.36
761 to 780	74.09
781 to 800	72.31
801 plus	71.29
DTI	
Average DTI	37.02
40.01 to 45%	27.13
45.01 to 50%	5.09
50.01 to 55	0.67
55% plus	0.37

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name: MHL 2005-3

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV with Sil Sec	DTI	% of Full Doc	% of Primary Owner	% Single Family/PUD	% of IO loans	% Cashout
Aggregated	2,667	722,026,550.00	270,726.12	100.00%	5.798	359.00	732	74.81	83.42	37.02	38.56	85.37	84.26	85.66	27.95
2nd Lien															
0-75k	27	1,584,150.00	58,672.22	0.22%	6.027	359.00	729	66.97	72.24	32.87	44.87	62.75	62.40	49.68	35.72
700-800k	19	14,326,060.00	754,003.16	1.98%	5.653	359.00	745	66.86	70.16	37.31	36.88	78.65	79.02	89.31	31.95
800-900k	14	11,957,486.00	854,106.14	1.66%	5.728	359.00	734	71.49	73.97	33.93	35.99	85.81	79.08	79.06	21.92
900k-$1MM	19	18,619,600.00	979,978.95	2.58%	6.020	359.00	725	68.86	72.54	37.02	26.32	84.12	79.17	84.79	36.39
>100mm															
FICO															
N/A															
<600															
600-620															
621-640	8	1,995,900.00	249,487.50	0.28%	5.826	360.00	629	77.37	82.64	38.36	100.00	100.00	80.40	100.00	26.25
641-660	62	15,672,026.00	252,774.61	2.17%	5.933	359.00	654	74.55	78.54	38.63	67.74	92.74	96.11	87.53	56.27
661-680	250	63,098,352.00	252,393.41	8.74%	5.898	359.00	671	74.13	81.10	37.91	47.58	97.16	84.68	81.65	48.09
2nd Home	111	27,384,689.00	246,708.91	3.79%	5.798	359.00	751	74.20	78.38	33.40	34.24	0.00	78.98	85.34	14.08
Invest Property	331	78,279,801.00	236,494.87	10.84%	6.037	359.00	749	70.44	71.69	36.12	30.16	0.00	65.47	86.94	33.25
IO loans	2,230	618,520,590.00	277,363.49	85.66%	5.817	359.00	732	75.10	84.09	37.12	37.77	85.22	85.05	100.00	27.71
Silent 2nds	1,420	376,808,536.00	265,358.12	52.19%	5.790	359.00	732	77.72	94.22	37.66	42.45	95.36	86.48	89.10	11.73
Documentation Type															
no doc	162	42,697,730.00	263,566.23	5.91%	5.862	359.00	735	57.78	59.91	-	0.00	88.90	88.21	82.72	55.72
stated	1,307	374,228,293.00	286,326.16	51.83%	5.886	359.00	733	76.06	85.12	36.19	-	84.64	82.24	87.04	24.72
No ratio	85	26,685,904.00	313,951.81	3.70%	5.972	359.00	730	68.03	70.05	-	-	60.87	85.69	89.58	59.40
2-4 family	100	32,813,808.00	328,138.08	4.54%	6.101	359.00	735	71.49	74.54	36.07	24.83	47.24	-	82.11	35.56
cash out	710	201,815,878.00	284,247.72	27.95%	5.847	359.00	722	69.29	72.34	36.54	34.52	85.19	86.18	84.93	100.00
mortgage rate															
8.5-9															
9.01-10															
LTV															
80-85	1,337	345,184,426.00	258,178.33	47.81%	5.829	359.00	733	80.05	91.43	37.28	42.47	89.69	84.00	88.96	12.57
85.01-90	36	8,539,845.00	237,217.92	1.18%	6.184	359.00	708	89.64	89.58	37.02	26.59	85.81	87.21	53.24	21.30
90.01-95	12	2,831,250.00	235,937.50	0.39%	5.907	359.00	718	94.67	94.67	38.91	66.90	100.00	80.26	81.66	-
95.01-100															
States															
Utah	7	1,122,410.00	160,344.29	0.16%	5.965	359.00	702	86.60	92.97	39.96	55.79	100.00	100.00	82.71	-
California	896	324,257,706.00	361,894.76	44.91%	5.796	359.00	733	72.42	78.61	37.52	31.18	84.01	82.10	88.64	37.75
NY	40	14,323,124.00	358,078.10	1.98%	5.764	359.00	723	69.61	78.77	32.01	34.05	94.93	70.00	71.43	24.70
FL	200	42,924,902.00	214,624.51	5.95%	5.901	359.00	734	76.25	84.16	36.22	35.41	81.58	79.14	87.56	21.89

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average DTI	Percent Full Doc	Percent Owner Occupied	Percent Single Family PUD	Percent Cashout
25.00 or less	425	$111,040,672	15.38%	5.84%	738	$261,272	65.79%	19.61%	17.56%	76.88%	85.24%	44.78%
25.01 - 30.00	249	60,770,890	8.42	5.76	735	244,060	74.98	27.96	36.74	82.69	81.27	33.99
30.01 - 35.00	442	117,645,356	16.29	5.81	730	266,166	75.58	32.88	34.45	85.21	82.45	28.4
35.01 - 40.00	690	192,416,598	26.65	5.798	732	278,865	76.9	37.83	35.91	88.95	85.36	21.87
40.01 - 45.00	700	195,905,870	27.13	5.813	729	279,866	77.03	42.58	46.63	85.01	84.17	23.83
45.01 - 50.00	132	36,748,794	5.09	5.665	731	278,400	76.3	47.28	77.49	97.68	86.81	21.25
50.01 - 55.00	19	4,837,324	0.67	5.557	725	254,596	76.71	52.39	92.57	94.81	87.4	21.61
55.01 - 60.00	8	1,992,246	0.28	5.69	696	249,031	74.15	57.37	100	100	87.2	19.93
65.01 - 70.00	1	348,800	0.05	5.875	789	348,800	80	67	100	0	0	0
90.01 - 95.00	1	320,000	0.04	5.25	811	320,000	76.19	92.58	100	100	100	0
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.80%**	**732**	**$270,726**	**74.81%**	**37.02%**	**38.56%**	**85.37%**	**84.26%**	**27.95%**

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

Pool Summary	
Total Issue Balance (USD)	713,719,000
Original Mortgage Pool Balance (USD)	722,105,587
Current Mortgage Pool Balance (USD)	722,026,550
Total Number of Loans	2,667
Average Loan Balance (USD)	270,726
1st lien (%age)	100.0%
2nd lien (%age)	0.0%
WA FICO	732
- Minimum FICO	621
- Maximum FICO	819
WA LTV	74.8%
- Minimum LTV	95.0%
- Maximum LTV	16.7%
WA DTI	33.3%
- Minimum DTI	0.0%
- Maximum DTI	92.6%
WA Age (Months)	1
WA Remaining Term (Months)	359
Aquired Loans	NA
North California (% of Pool)	20.3%
South California (% of Pool)	24.6%

North California	
% of State	45.2%
WA FICO	731
- Minimum FICO	629
- Maximum FICO	816
WA LTV	72.12
- Minimum LTV	20.51
- Maximum LTV	95
Highest Zip-Code Density (% of State)	0.9%
Zip-Code with Highest Density	95630

South California	
% of State	54.8%
WA FICO	734
Minimum FICO	625
Maximum FICO	819
WA LTV	72.67
Minimum LTV	21.1
Maximum LTV	90
Highest Zip-Code Density (% of State)	1.2%
Zip-Code with Highest Density	93063

Classification	Total	Check
Mortgage Type	722,026,550	
Loan-to-Value	722,026,550	
FICO	722,026,550	
Purpose	722,026,550	
Occupancy	722,026,550	
Loan Balance	722,026,550	
Property Type	722,026,550	
Documentation Type	722,026,550	
Fixed Period	722,026,550	
Debt-to-Income Ratio	722,026,550	
Geographic Distribution	722,026,550	

Per Annum Fees	
Servicer Fees	38
Cost of Carry	NA

H

6/20/2005

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM	0%	-	-
Classic 15yr FRM	0%	-	-
Classic ARM	0%	-	-
Classic 15/30 Balloon	0%	-	-
Classic 5/1 Hybrid	73%	732	103,505,960
Classic 5/1 IO Hybrid	75%	732	618,520,590
5/1 Hybrid w/3 year IO feature	0%	-	-

LTV	WA LTV	WA FICO	Balance
0.01-20.00	17%	810	68,500
20.01-25.00	23%	750	1,302,828
25.01-30.00	29%	771	659,000
30.01-35.00	32%	752	2,831,861
35.01-40.00	37%	754	5,958,520
40.01-45.00	43%	743	5,953,621
45.01-50.00	48%	746	8,625,497
50.01-55.00	52%	730	13,831,332
55.01-60.00	58%	734	21,491,931
60.01-65.00	64%	735	52,068,823
65.01-70.00	69%	730	52,492,799
70.01-75.00	74%	726	80,422,988
75.01-80.00	80%	732	460,675,705
80.01-85.00	84%	725	4,272,050
85.01-90.00	90%	708	8,539,845
90.01-95.00	95%	718	2,831,250
95.01-100.00	0%	-	-

H

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

FICO	WA LTV	WA FICO	Balance
321 - 340	0%	-	-
341 - 360	0%	-	-
361 - 380	0%	-	-
381 - 400	0%	-	-
401 - 420	0%	-	-
421 - 440	0%	-	-
441 - 460	0%	-	-
461 - 480	0%	-	-
481 - 500	0%	-	-
501 - 520	0%	-	-
521 - 540	0%	-	-
541 - 560	0%	-	-
561 - 580	0%	-	-
581 - 600	0%	-	-
601 - 620	0%	-	-
621 - 640	77%	629	1,995,900
641 - 660	75%	654	15,672,026
661 - 680	74%	671	63,098,352
681 - 700	75%	691	84,620,755
701 - 720	76%	710	126,568,891
721 - 740	76%	730	117,219,581
741 - 760	75%	750	123,759,156
761 - 780	74%	770	99,745,590
781 - 800	72%	789	69,155,097
801 - 820	71%	808	20,191,402
> 820	0%	-	-
Unknown	0%	-	-

H

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0%	0	0
20.01-25.00	0%	0	0
25.01-30.00	0%	0	0
30.01-35.00	0%	0	0
35.01-40.00	0%	0	0
40.01-45.00	0%	0	0
45.01-50.00	0%	0	0
50.01-55.00	0%	0	0
55.01-60.00	0%	0	0
60.01-65.00	0%	0	0
65.01-70.00	0%	0	0
70.01-75.00	0%	0	0
75.01-80.00	0%	0	0
80.01-85.00	89%	722	3,802,450
85.01-90.00	100%	708	8,539,845
90.01-95.00	100%	718	2,831,250
95.01-100.00	0%	0	0

Purpose	WA LTV	WA FICO	Balance
Purchase	78%	739	421,112,536
Cash-Out/Refinancing	73%	722	99,098,136
Refinancing	69%	722	201,815,878

Occupancy	WA LTV	WA FICO	Balance
Owner	75%	729	616,362,060
Investment	70%	749	78,279,801
2nd Home	74%	751	27,384,689

H

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	76%	730	151,218,017
<$400,000	75%	732	352,633,871
<$600,000	76%	731	140,201,970
>$600,000	71%	735	77,972,692

Property Type	WA LTV	WA FICO	Balance
SFR	74%	730	428,159,509
PUD	78%	733	182,214,215
CND	76%	737	78,839,018
2-4 Family	71%	735	32,813,808

Documentation Type	WA LTV	WA FICO	Balance
Full	76%	730	278,414,623
Reduced	0%	-	-
SISA	76%	733	374,228,293
NISA	0%	-	-
NINA	0%	-	-
NAV	58%	735	42,697,730
No Ratio	68%	730	26,685,904
Alt	0%	-	-

H

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

Fixed Period (Months)	WA LTV	WA FICO	Balance
1	0%	-	-
3	0%	-	-
6	77%	746	2,687,220
12	0%	-	-
24	0%	-	-
36	76%	731	176,111,662
60	75%	732	543,227,668
84	0%	-	-
>=120	0%	-	-

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	62%	733	69,383,634
5.01 - 10.00	51%	735	2,055,500
10.01 - 15.00	70%	750	5,207,037
15.01 - 20.00	75%	751	11,317,861
20.01 - 25.00	74%	742	23,076,640
25.01 - 30.00	75%	735	60,770,890
30.01 - 35.00	76%	730	117,645,356
35.01 - 40.00	77%	732	192,416,598
40.01 - 45.00	77%	729	195,905,870
45.01 - 50.00	76%	731	36,748,794
50.01 - 55.00	77%	725	4,837,324
> 55.00	75%	722	2,661,046
Unknown	0%	-	-

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

Geographic Distribution	WA LTV	WA FICO	Balance
AK	80%	695	344,000
AL	80%	745	707,625
AR	80%	680	129,750
AS	0%	-	-
AZ	78%	728	84,243,563
CA	72%	733	324,257,706
CO	78%	728	18,084,749
CT	68%	732	3,233,867
CZ	0%	-	-
DC	0%	-	-
DE	74%	722	585,400
FL	76%	734	42,924,902
GA	78%	728	6,641,169
GU	0%	-	-
HI	76%	720	931,740
IA	74%	740	169,416
ID	63%	751	2,336,849
IL	77%	730	28,908,495
IN	0%	-	-
KS	79%	699	1,116,792
KY	0%	-	-
LA	80%	728	1,222,037
MA	77%	730	3,359,525
MD	78%	717	11,286,169
ME	0%	-	-
MI	80%	736	1,382,746
MN	76%	726	13,350,190
MO	78%	741	3,243,999
MS	80%	666	145,200
MT	69%	716	719,320
NC	73%	733	4,671,204
ND	0%	-	-
NE	0%	-	-
NH	80%	735	1,183,600
NJ	78%	725	4,284,603
NM	81%	735	1,073,192
NV	75%	734	26,501,210
NY	70%	723	14,323,124
OH	81%	726	436,100

Pool Data

Data Entry Rules:
1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.

Deal Ticker:

OK	80%	779	616,000
OR	74%	745	21,072,985
OT	0%	-	-
PA	77%	716	2,172,996
PR	0%	-	-
RI	84%	695	526,350
SC	0%	-	-
SD	80%	740	143,900
TN	0%	-	-
TT	0%	-	-
TX	79%	725	10,949,768
UT	87%	702	1,122,410
VA	77%	730	11,594,630
VI	0%	-	-
VT	0%	-	-
WA	77%	738	65,476,069
WI	77%	708	6,383,014
WV	74%	774	170,186
WY	0%	-	-

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Original CLTV	Percent Full Doc	Percent IO
1st Lien, No Silent or Loud Seconds	1,420	$376,808,536	52.19%	5.790%	732	$265,358	77.72%	94.22%	42.45%	89.10%
1st Lien with Silent Seconds not in deal	1247	$345,218,014	47.81%	5.807%	732	$276,839	71.63%	71.63%	34.31%	81.92%
Total:	**2,667**	**$722,026,550**	**100.00%**	**5.798%**	**732**	**$270,726**	**74.81%**	**83.42%**	**38.56%**	**85.66%**

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

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Winchester Capital - ALT A - Stratification Tables

1. FICO
2. LTV
3. DTI
4. Occupancy Type
5. WAC
6. IO Type
7. Loan Documentation Type
8. Others
9. Credit Grades (if apl)
10. Top 10 Cities
11. Largest Loans
12. High Risk Loans

1. FICO

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
FICO	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC	Ave FICO						75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
680 and above	2,347	273,225.51	88.81	641,280,272.00	6.78	740.00						28.34%	57.83%	0.86%	0.90%	0.38%	0.02%	1.01%	12.08%	4.72%	0.00%	0.00%	0.00%	32.85%	47.73%	0.00%	0.00%	2.80%	9.46%	63.99%	6.21%	0.75%	36.89%		10.60%	3.73%
661 to 680	230	252,383.41	8.74	63,085,352.00	6.90	671.00						3.92%	4.81%	0.04%	0.17%	0.00%	0.00%	0.05%	0.89%	0.49%	0.00%	0.00%	0.00%	4.18%	3.43%	0.00%	0.00%	0.00%	0.43%	8.71%	0.63%	0.20%	37.81%		0.22%	0.02%
641 to 660	62	252,774.61	2.17	15,672,026.00	5.93	654.00						0.72%	1.34%	0.00%	0.11%	0.00%	0.00%	0.03%	0.08%	0.00%	0.00%	0.00%	0.00%	1.47%	0.87%	0.00%	0.00%	0.00%	0.00%	1.90%	0.25%	0.08%	38.83%		0.12%	0.04%
621 to 640	8	249,487.50	0.28	1,995,900.00	5.83	629.00						0.05%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.04%	0.00%	38.38%		0.00%	0.00%
620 and below	0	0.00	0	0.00	0.00	0.00						0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		0.00%	0.00%
Total:	2,667	270,726.12	100	722,026,550.00	6.80	732.00						34.03%	63.80%	0.58%	1.18%	0.38%	0.02%	1.10%	12.99%	5.21%	0.00%	0.00%	0.00%	38.56%	61.83%	0.00%	0.00%	2.80%	9.89%	72.88%	6.13%	1.04%	37.02%		10.84%	3.79%

2. LTV

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
LTV	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below						$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
80.00 & Below	1,760	266,861.22	65.06	469,854,704.00	6.81		58.10%	5.64%	1.18%	0.18%	0.00%						0.01%	0.63%	7.53%	3.74%	0.00%	0.00%	0.00%	20.15%	35.33%	0.00%	0.00%	1.48%	8.28%	48.00%	0.00%	0.00%	32.82%		7.38%	2.91%
80.01 - 85.00	704	283,884.85	27.58	199,854,932.00	6.81		24.53%	2.40%	0.70%	0.08%	0.00%						0.01%	0.24%	4.83%	1.33%	0.00%	0.00%	0.00%	12.87%	14.81%	0.00%	0.00%	0.85%	2.61%	20.10%	0.00%	0.00%	42.33%		3.18%	0.83%
85.01 - 90.00	160	273,126.58	6.06	43,700,254.00	5.68		5.32%	0.51%	0.15%	0.04%	0.00%						0.00%	0.03%	0.52%	0.14%	0.00%	0.00%	0.00%	4.40%	1.66%	0.00%	0.00%	0.48%	1.10%	3.78%	4.86%	0.00%	46.60%		0.31%	0.00%
90.01 - 95.00	23	241,331.04	0.77	5,550,614.00	5.57		0.56%	0.15%	0.06%	0.00%	0.00%						0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.72%	0.06%	0.00%	0.00%	0.00%	0.00%	0.70%	0.77%	0.63%	51.81%		0.03%	0.00%
95.01 - 100.00	11	269,640.55	0.41	2,966,046.00	5.64		0.30%	0.05%	0.06%	0.00%	0.00%						0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.41%	0.41%	82.08%		0.00%	0.00%
Total:	2,667	270,726.12	100	722,026,550.00	6.80		88.81%	8.74%	2.17%	0.28%	0.00%						0.02%	1.10%	12.99%	5.21%	0.00%	0.00%	0.00%	38.56%	61.83%	0.00%	0.00%	2.80%	9.89%	72.88%	6.13%	1.04%	37.02%		10.84%	3.79%

3. DTI

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
DTI	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
<= 39.999	1,760	266,861.22	65.06	469,854,704.00	6.81		58.10%	5.64%	1.18%	0.18%	0.00%	24.88%	38.98%	0.38%	0.68%	0.18%	0.01%	0.63%	7.53%	3.74%	0.00%	0.00%	0.00%	20.15%	35.33%	0.00%	0.00%	1.48%	8.28%	48.00%	0.00%	0.00%	32.82%		7.38%	2.91%
40.000 - 44.999	704	283,884.85	27.68	199,854,932.00	6.81		24.53%	2.40%	0.70%	0.08%	0.00%	7.19%	19.84%	0.18%	0.36%	0.13%	0.01%	0.24%	4.83%	1.33%	0.00%	0.00%	0.00%	12.87%	14.81%	0.00%	0.00%	0.85%	2.61%	20.10%	0.00%	0.00%	42.33%		3.15%	0.83%
45.000 - 49.999	160	273,126.58	6.06	43,700,254.00	5.68		5.32%	0.51%	0.18%	0.04%	0.00%	1.64%	4.19%	0.05%	0.14%	0.02%	0.00%	0.03%	0.52%	0.14%	0.00%	0.00%	0.00%	4.40%	1.66%	0.00%	0.00%	0.48%	1.10%	3.78%	4.86%	0.00%	46.60%		0.31%	0.00%
50.000 - 54.999	23	241,331.04	0.77	5,550,614.00	5.57		0.56%	0.15%	0.06%	0.00%	0.00%	0.20%	0.55%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.72%	0.06%	0.00%	0.00%	0.00%	0.00%	0.70%	0.77%	0.63%	51.81%		0.03%	0.00%
55.000 >=	11	269,640.55	0.41	2,966,046.00	5.64		0.30%	0.05%	0.06%	0.00%	0.00%	0.11%	0.28%	0.00%	0.00%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.41%	0.41%	82.08%		0.00%	0.00%
Total:	2,667	270,726.12	100	722,026,550.00	6.80		88.81%	8.74%	2.17%	0.28%	0.00%	34.03%	63.80%	0.58%	1.18%	0.38%	0.02%	1.10%	12.99%	5.21%	0.00%	0.00%	0.00%	38.56%	51.83%	0.00%	0.00%	2.80%	9.89%	72.88%	6.13%	1.04%	37.02%		10.84%	3.79%

4. Occupancy Type

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
Occupancy Type	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
Primary Residence	1,760	266,861.22	65.06	469,854,704.00	6.81		58.10%	5.64%	1.18%	0.18%	0.00%	24.88%	38.98%	0.38%	0.68%	0.18%	0.01%	0.63%	7.53%	3.74%	0.00%	0.00%	0.00%	20.15%	35.33%	0.00%	0.00%	1.48%	8.28%	48.00%	0.00%	0.00%	32.82%	0.00%	7.38%	2.91%
Investment Property	704	283,884.85	27.68	199,854,932.00	6.81		24.53%	2.40%	0.70%	0.08%	0.00%	7.19%	19.84%	0.18%	0.36%	0.13%	0.01%	0.24%	4.83%	1.33%	0.00%	0.00%	0.00%	12.87%	14.81%	0.00%	0.00%	0.85%	2.61%	20.10%	0.00%	0.00%	42.33%	0.00%	3.15%	0.83%
Second Home	160	273,126.58	6.06	43,700,254.00	5.68		5.32%	0.51%	0.18%	0.04%	0.00%	1.64%	4.19%	0.05%	0.14%	0.02%	0.00%	0.03%	0.52%	0.14%	0.00%	0.00%	0.00%	4.40%	1.66%	0.00%	0.00%	0.48%	1.10%	3.78%	4.86%	0.00%	46.60%	0.00%	0.31%	0.00%

5. WAC

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
WAC	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
below 2%																																				
2 to 2.5%																																				
2.51% to 3%																																				
3.01 to 3.5%																																				
3.51 to 4%	1	575,998.00	0.08	575,998.00	3.75		0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	39.00%		0.00%	0.00%
Above 4%	2,666	270,611.81	99.92	721,450,552.00	6.80		88.73%	8.74%	2.17%	0.28%	0.00%	34.03%	63.72%	0.58%	1.18%	0.38%	0.02%	1.10%	12.91%	5.21%	0.00%	0.00%	0.00%	38.48%	51.83%	0.00%	0.00%	2.82%	9.89%	72.88%	6.13%	1.04%	37.02%		10.84%	3.79%

6. IO Type

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
IO Type	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
0	437	236,856.74	14.34	103,505,860.00	6.69		12.48%	1.60%	0.27%	0.00%	0.00%	6.06%	7.57%	0.08%	0.55%	0.07%	0.02%	0.35%	1.24%	0.85%	0.00%	0.00%	0.00%	6.21%	6.72%	0.00%	0.00%	0.00%	0.00%	0.00%	0.83%	0.18%	38.47%		1.42%	0.86%
2 Yr IO																																				
3 Yr IO	56	380,729.75	2.9	20,840,136.00	6.29		2.90%	0.00%	0.00%	0.00%	0.00%	0.65%	2.19%	0.03%	0.00%	0.02%	0.00%	0.00%	0.84%	0.38%	0.00%	0.00%	0.00%	1.96%	0.94%	0.00%	0.00%	2.90%	0.00%	0.00%	0.46%	0.00%	37.66%		0.00%	0.18%
5 Yr IO	175	407,908.70	9.88	71,384,023.00	6.51		9.46%	0.43%	0.00%	0.00%	0.00%	4.29%	5.52%	0.00%	0.03%	0.06%	0.00%	0.01%	2.94%	1.45%	0.00%	0.00%	0.00%	7.31%	2.51%	0.00%	0.00%	0.00%	9.89%	0.00%	0.96%	0.00%	36.49%		0.00%	0.83%
10 Yr IO	2000	263,098.22	72.88	526,196,431.00	6.88		63.99%	6.71%	1.90%	0.28%	0.00%	23.03%	48.52%	0.47%	0.60%	0.25%	0.00%	0.74%	8.18%	2.54%	0.00%	0.00%	0.00%	23.06%	41.86%	0.00%	0.00%	0.00%	0.00%	72.88%	3.88%	0.86%	37.19%		8.43%	2.25%

7. DocType

Percentage of Aggregate Collateral

							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Data	
DocType	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
3- Stated doc	1,307	286,329.16	51.83	374,226,293.00	6.89		47.73%	3.43%	0.67%	0.00%	0.00%	16.03%	34.60%	0.27%	0.80%	0.13%	0.02%	0.44%	7.34%	2.74%	0.00%	0.00%	0.00%	0.00%	51.83%	0.00%	0.00%	0.94%	2.61%	41.88%	1.20%	0.06%	36.19%		6.67%	2.30%
5- Full doc 2yr W2/tax returns	1113	250,147.91	38.56	278,414,623.00	6.85		32.85%	4.16%	1.47%	0.28%	0.00%	9.78%	27.83%	0.30%	0.31%	0.26%	0.01%	0.52%	4.97%	1.60%	0.00%	0.00%	0.00%	38.56%	0.00%	0.00%	0.00%	1.86%	7.31%	23.08%	4.83%	0.98%	38.15%		3.27%	1.30%
1- Full doc 1yr W2																																				
No Documentation	162	263,566.23	5.91	42,697,730.00	6.86		5.04%	0.84%	0.03%	0.00%	0.00%	5.38%	0.44%	0.03%	0.06%	0.00%	0.00%	0.09%	0.43%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.89%	0.00%	0.00%	0.00%		0.65%	0.10%
No Ratio	85	313,951.81	3.7	26,685,904.00	6.97		3.39%	0.31%	0.00%	0.00%	0.00%	2.87%	0.83%	0.00%	0.00%	0.00%	0.00%	0.04%	0.24%	0.65%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	3.25%	0.00%	0.00%	0.00%		1.35%	0.09%
4- Limited 12mos bk stmt																																				

8. OTHERS

							Percentage of Aggregate Collateral																													
							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Dat	
OTHERS	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI		Investment	Second home
Manufactured Housing																																				
2nd Lien																																				
< 100K	97	81,584.11	1.1	7,913,659.00	5.94		1.01%	0.05%	0.03%	0.00%	0.00%	0.32%	0.78%	0.00%	0.02%	0.00%	0.02%	1.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.62%	0.44%	0.00%	0.00%	0.00%	0.01%	0.74%	0.01%	0.00%	34.29%		0.28%	0.08%
> $1m																																				
Ohio	3	145,366.67	0.06	436,100.00	5.24		0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	34.28%		0.00%	0.00%
Nevada	99	287,888.99	3.67	28,501,210.00	5.77		3.35%	0.29%	0.03%	0.00%	0.00%	1.44%	2.13%	0.06%	0.02%	0.00%	0.00%	0.01%	0.24%	0.28%	0.00%	0.00%	0.00%	0.94%	2.58%	0.00%	0.00%	0.00%	0.37%	2.93%	0.40%	0.00%	37.46%		0.43%	0.48%
North Carolina	23	203,095.83	0.65	4,671,204.00	6.01		0.53%	0.11%	0.00%	0.00%	0.00%	0.27%	0.37%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.14%	0.00%	0.00%	0.00%	0.21%	0.39%	0.00%	0.00%	0.03%	0.00%	0.55%	0.02%	0.00%	35.68%		0.18%	0.16%
South Carolina																																				
North CA	409	357,964.05	20.25	146,403,207.00	5.65		17.62%	2.28%	0.33%	0.05%	0.00%	10.22%	9.62%	0.04%	0.18%	0.04%	0.00%	0.00%	3.63%	1.58%	0.00%	0.00%	0.00%	6.69%	10.94%	0.00%	0.00%	0.76%	2.20%	14.91%	1.57%	0.37%	38.30%		3.45%	0.38%
South CA	487	365,204.31	24.63	177,854,499.00	5.75		22.40%	1.55%	0.58%	0.11%	0.00%	11.21%	13.20%	0.10%	0.12%	0.00%	0.00%	0.01%	5.46%	2.08%	0.00%	0.00%	0.00%	7.31%	14.47%	0.00%	0.00%	1.24%	4.63%	18.18%	1.02%	0.00%	38.80%		2.22%	1.13%

9. CREDIT GRADES

							Percentage of Aggregate Collateral																													
							FICO					LTV					Loan Amount							Documentation			Interest Only				DTI				Other Dat	
CREDIT GRADES please use *Relevant Credit Grades* of Originator	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		680 and above	661 to 680	641 to 660	621 to 640	621 and below	75% LTV and below	LTV 75.01-80	LTV 80.01-85	LTV 85.01-90	LTV 90+	$50K and below	below $100k	500 to 750k	750.01k to 1m	1.001m to 1.25m	1.251m to 1.5m	1.5m plus	Full Doc	Stated Doc	Limited Doc	2yr IO	3yr IO	5yr IO	10yr IO	DTI > 45	DTI > 50	Wtd Avg DTI			Not Owner Occupied
A	NA																																			
B																																				
C																																				
D																																				

10. Top 10 MSAs

Top 10 MSA	Loan Count	$ Avge Loan Amount	% of Pool	Agg $ Balance	WAC		Wtd Avg LTV	Wtd AVg FICO
San Jose CA	41	424285.66	2.41	17395712	5.83534		73.34	734
San Diego CA	47	347486.67	2.26	16331583	5.66566		74.45	734
Las Vegas NV	63	257306.92	2.26	16210336	5.74433		76.29	738
Phoenix AZ	83	192441.99	2.21	15972685	5.85668		78.56	721
Scottsdale AZ	33	384665.09	1.76	12693948	5.94281		79.07	730
Los Angeles CA	33	373279.46	1.71	12318222	5.72128		69.74	729
Seattle WA	51	240022.98	1.7	12241172	5.74844		76.48	747
Chicago IL	34	254574.62	1.2	8655537	5.8421		79.4	740
Sacramento CA	27	295859.26	1.11	7988200	5.83865		76.76	715
Mesa AZ	39	196113.67	1.06	7648433	5.89441		78.23	732
Other	2216	268307.95	82.35	594570422	5.79755		74.56	732

11. Top loans

	Size	Wac	LTV	FICO	Doc Type	State	MSA	Prop Type	Occ status	DTI	Seasoned	Lien Status		
Loan 1	1590000	6.125	64.14	775	STD	CA-N	NOVATO	SFR	I	41	1	1		
Loan 2	1000000	5.625	68.97	728	STD	CA-N	SARATOGA	SFR	P	32.37	1	1		
Loan 3	1000000	6.375	68.97	718	STD	CA-S	SANTA MONICA	3F	P	30	1	1		
Loan 4	1000000	5.5	66.67	756	FULL	NV	LAS VEGAS	PUD	P	45.79	1	1		
Loan 5	1000000	5.5	62.6	778	STD	CA-N	PLEASANTON	PUD	P	31.52	1	1		
Loan 6	1000000	4.75	68.97	756	FULL	NY	HARRISON	SFR	P	24.02	2	1		
Loan 7	1000000	6.375	71.43	696	FULL	CA-N	CONCORD	PUD	P	33.96	0	1		
Loan 8	1000000	6.75	58.82	730	STD	NC	HOLDEN BEACH	SFR	I	39.35	0	1		
Loan 9	1000000	6.75	74.07	711	STD	CA-S	AVALON	CO	S	36	1	1		
Loan 10	993750	6	75	681	STD	NV	HENDERSON	PUD	P	40	0	1		

12. Higher Risk Loans - FICO below 660 AND LTV above 75% AND DTI above 35%

	Size	Wac	LTV	FICO	Doc Type	State	MSA	Prop Type	Occ status	DTI	Seasoned	Lien Status		
Loan 1	560000	6.375	80	641	FULL	CA-N	DISCOVERY BAY	SFR	P	39.4	0	1		
Loan 2	500000	5.5	80	659	FULL	MD	ELKRIDGE	SFR	P	42.96	1	1		
Loan 3	413750	6.625	80	642	FULL	CA-N	SACRAMENTO	SFR	P	57	0	1		
Loan 4	399200	5.875	80	645	FULL	CA-S	INGLEWOOD	SFR	P	39.53	2	1		
Loan 5	359650	6.375	79.04	651	FULL	CA-S	SIMI VALLEY	SFR	P	36.76	2	1		
Loan 6	351200	6.125	78.04	658	FULL	CA-N	CITRUS HEIGHTS	SFR	P	45.23	0	1		
Loan 7	344000	5.25	80	629	FULL	CA-N	UKIAH	PUD	P	35.5	0	1		
Loan 8	284000	6.5	80	659	STD	WI	KENOSHA	SFR	P	37.71	1	1		
Loan 9	280000	5.875	77.78	630	FULL	CA-S	GARDEN GROVE	CO	P	48.44	0	1		
Loan 10	272000	5.75	80	642	FULL	CA-N	SACRAMENTO	SFR	P	37.84	1	1		
Loan 11	270000	5.5	90	652	FULL	WI	MIDDLETON	SFR	P	40	1	1		
Loan 12	256000	5.25	80	657	FULL	IL	NORTH AURORA	SFR	P	44	1	1		

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Questions for US RMBS

1. Are the loans 100% originated by the seller of this transaction? Or are they re-underwritten (wholesale)? Please provide breakdown.

All loans are underwritten by MortgageIT in house. See page S-23 of the 2005-2 Pro Supp for a description of MortgageIT's underwriting guidelines.

2. Are the Primary Servicer responsibilities being retained by the issuer or sub-contracted/released? Servicing will be as per prior transactions.

Master Servicer is Wells Fargo. MortgageIT is servicer and GMAC Mortgage Corporation is subservicer. See page S-21 of the 2005-2 Pro Supp for a description of servicing roles

3. What are the Master Servicers responsibilities. Hot back-up or less, please detail. Is it possible to get a copy of the Master servicer bid document?

Page S-21 of the 2005-2 Pro Supp provides some information concerning the role of the Master Servicer, including monitoring the performance of the Servicer and enforcing any remedies against the Servicer. See also pages 58 – 60 of the base Prospectus for a description of the Pooling and Servicing Agreement. We may be able to provider a copy of the PSA from the 2005-2 agreement (filed with the SEC if required).

4. What is the expected excess spread (bps)? Please provide an excess spread schedule using the note CPR assumptions.

Schedule attached.

5. What interest rate fixing (Prime, 1mth LIBOR etc.) are the loans set against?

6M LIBOR (80.65%), 1Y LIBOR (12.00%), 1Y Treasury (7.35%)

6. Average age of the borrowers and the average number of trade lines, including (range).

Not available

7. Number of first time buyers

1 loans (0.02%)

8. What is the servicing fee? Does the servicing fee step-up during the life of the deal? If so dates and amounts?

0.375%, no step up.

9. Are there any servicer advances, if so, are they for both interest and principal, are they refundable and how? Yes – see page S-26 of the 2005-2 Pro Supp for a description of servicing advance requirements. See top of page S-37 of the 2005-2 Pro Supp for how these amounts are reimburseable.

10. AAA breakeven CDR under the following assumptions: PPC, forward curve, 40% severity, 12 month recovery lag, & triggers failing.

3.266% CDR; 4.13% cumloss

11. When is the optional call date?

See Computational Materials pg. 6
20% of the collateral balance

12. What is the step up?

No Step-Up

13. What is the legal maturity?

1 month after the latest maturing loan

14. What are the assumptions used to calculate the hedge balances? What is the impact of increasing/decreasing the CPR by 5% and 10% (please a table showing readjustments in balances)
Schedule attached.

15. Who is the hedge counterparty? If unknown, what are the criteria? Hedge counterparty is not yet known. Contract will be bid in the next few days.

16. If not in term sheet: please send the AFC schedule. What are the assumptions underlying the cap schedule
See Computational Materials pg. 25

17. Is there a hard cap or life cap in the deal? If so, what level
Life time caps apply.
See Computational Materials pg. 22

18. Historical performance from the originator(s) for last 5 years
Information concerning the MHL 2004 and 2005 transactions is available on Bollomberg, Loan Performance and via trustee remittance reports.

19. Can I see a breakdown of the geographic split of overall origination in recent years, i.e. is this pool representative?
Pls see comp mats from prior transactions. Note that the California concentration is down with this pool.

20. Are any of the prepayment penalty fees paid to the benefit of the waterfall? If so, how much and structure of how split?
No prepayment penalty income goes to benefit the waterfall.

21. Do AAA Class cap payments go directly and only to pay AAA Class shortfalls? Please send the applicable payment waterfall.
Proceeds from the Corridor Contract benefit all Bonds sequentially as needed.
See Computational Materials pg. 10

Additional HELOC Questions

1. HELOC: Is there a maximum annual draw rate for each loan?
Not Applicable

2. Are HELOCs extendable? Under what conditions are the HELOCs extended. (i.e borrower conditions etc)

Additional Wrapped Deal Questions

3. What is the shadow rating?
Not Applicable

4. Do you have the wrap policy? If not, can you provide a draft version which is not materially different?

5. What are the wrap fees?

Excess Spread

Calculations are run to call at both static and forward LIBOR. Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest of the mortgage loans based on the Net Mortgage Rates in effect on the related due date minus (b) the total interest due on the Certificates, divided by (y) the aggregate principal balance of the Certificates as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Other assumptions include: (1) 25 CPR on the adjustable rate collateral, (2) no defaults and no losses:

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	190	139
Avg yr2	187	101
Avg yr3	190	97
Avg yr4	193	105
Avg yr5	194	106

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
1	247	3.2600%	3.6400%	3.8700%	3.3800%	247
2	180	3.3600%	3.7180%	3.9230%	3.5760%	171
3	180	3.5790%	3.8160%	3.9840%	3.6530%	150
4	187	3.7210%	3.8820%	4.0280%	3.7180%	141
5	181	3.7770%	3.9270%	4.0610%	3.7710%	131
6	187	3.8200%	3.9650%	4.0910%	3.8120%	132
7	181	3.8800%	3.9970%	4.1190%	3.8440%	122
8	181	3.9360%	4.0240%	4.1450%	3.8670%	117
9	201	3.9720%	4.0450%	4.1670%	3.8830%	125
10	182	3.9860%	4.0650%	4.1860%	3.8940%	112
11	188	3.9970%	4.0850%	4.2030%	3.8980%	115
12	182	4.0120%	4.1070%	4.2180%	3.8990%	110
13	188	4.0370%	4.1300%	4.2320%	3.8980%	111
14	183	4.0630%	4.1540%	4.2450%	3.8940%	106
15	183	4.0860%	4.1760%	4.2580%	3.8900%	104
16	189	4.1050%	4.1950%	4.2700%	3.8850%	105
17	183	4.1260%	4.2070%	4.2820%	3.8800%	100
18	190	4.1500%	4.2140%	4.2930%	3.8750%	101
19	184	4.1770%	4.2180%	4.3020%	3.8700%	96
20	184	4.1940%	4.2210%	4.3080%	3.8660%	94
21	204	4.1950%	4.2240%	4.3120%	3.8630%	105
22	184	4.1800%	4.2300%	4.3160%	3.8600%	96
23	191	4.1680%	4.2400%	4.3220%	3.8580%	101
24	185	4.1720%	4.2540%	4.3280%	3.8570%	97
25	191	4.1910%	4.2680%	4.3350%	3.8580%	99
26	185	4.2130%	4.2780%	4.3410%	3.8600%	94
27	186	4.2300%	4.2830%	4.3450%	3.8640%	93
28	192	4.2430%	4.2850%	4.3500%	3.8700%	95
29	186	4.2500%	4.2850%	4.3540%	3.8770%	91
30	193	4.2520%	4.2840%	4.3590%	3.8860%	95
31	187	4.2490%	4.2830%	4.3640%	3.8960%	92
32	187	4.2440%	4.2850%	4.3720%	3.9080%	93
33	201	4.2420%	4.2890%	4.3810%	3.9200%	100
34	188	4.2420%	4.2950%	4.3910%	3.9320%	94
35	197	4.2440%	4.3040%	4.4020%	3.9460%	101
36	191	4.2490%	4.3140%	4.4140%	3.9590%	111
37	198	4.2580%	4.3260%	4.4240%	3.9710%	114
38	189	4.2680%	4.3400%	4.4340%	3.9840%	107
39	189	4.2800%	4.3540%	4.4430%	3.9950%	106
40	195	4.2920%	4.3680%	4.4500%	4.0060%	109
41	189	4.3060%	4.3810%	4.4570%	4.0170%	104
42	195	4.3210%	4.3930%	4.4630%	4.0270%	107
43	189	4.3370%	4.4020%	4.4690%	4.0370%	102
44	189	4.3510%	4.4080%	4.4750%	4.0480%	101
45	209	4.3630%	4.4100%	4.4810%	4.0580%	110
46	189	4.3700%	4.4110%	4.4870%	4.0680%	99
47	195	4.3740%	4.4110%	4.4930%	4.0780%	102
48	189	4.3740%	4.4120%	4.4990%	4.0880%	100
49	195	4.3700%	4.4140%	4.5050%	4.0980%	104
50	189	4.3670%	4.4200%	4.5120%	4.1070%	101
51	189	4.3670%	4.4290%	4.5190%	4.1160%	101
52	195	4.3710%	4.4400%	4.5250%	4.1250%	104
53	189	4.3780%	4.4520%	4.5320%	4.1340%	100
54	195	4.3900%	4.4640%	4.5400%	4.1420%	102
55	189	4.4050%	4.4740%	4.5470%	4.1500%	98
56	189	4.4200%	4.4800%	4.5550%	4.1580%	96
57	209	4.4320%	4.4840%	4.5620%	4.1660%	105
58	189	4.4410%	4.4870%	4.5700%	4.1740%	94
59	198	4.4460%	4.4890%	4.5780%	4.1810%	103
60	197	4.4470%	4.4920%	4.5860%	4.1890%	160
61	206	4.4450%	4.4960%	4.5940%	4.1970%	173
62	200	4.4440%	4.5050%	4.6020%	4.2050%	167
63	200	4.4460%	4.5160%	4.6100%	4.2120%	167
64	206	4.4520%	4.5290%	4.6180%	4.2200%	172
65	200	4.4620%	4.5420%	4.6260%	4.2280%	166
66	207	4.4760%	4.5550%	4.6330%	4.2350%	174
67	201	4.4930%	4.5660%	4.6400%	4.2420%	167
68	***	4.5100%	4.5740%	4.6470%	4.2480%	***

Available Funds Rate (15 CPR)

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.482	9.977
3	9/25/2005	5.483	9.954
4	10/25/2005	5.484	9.930
5	11/25/2005	5.485	9.907
6	12/25/2005	5.487	9.885
7	1/25/2006	5.488	9.863
8	2/25/2006	5.489	9.840
9	3/25/2006	5.490	9.817
10	4/25/2006	5.491	9.795
11	5/25/2006	5.492	9.773
12	6/25/2006	5.493	9.751
13	7/25/2006	5.494	9.729
14	8/25/2006	5.495	9.707
15	9/25/2006	5.496	9.685
16	10/25/2006	5.497	9.663
17	11/25/2006	5.498	9.642
18	12/25/2006	5.499	9.620
19	1/25/2007	5.501	9.599
20	2/25/2007	5.502	9.578
21	3/25/2007	5.503	9.556
22	4/25/2007	5.504	9.535
23	5/25/2007	5.505	9.513
24	6/25/2007	5.507	9.493
25	7/25/2007	5.508	9.472
26	8/25/2007	5.509	9.451
27	9/25/2007	5.510	9.430
28	10/25/2007	5.512	9.410
29	11/25/2007	5.513	9.389
30	12/25/2007	5.514	9.370
31	1/25/2008	5.516	9.349
32	2/25/2008	5.517	9.329
33	3/25/2008	5.518	9.308
34	4/25/2008	5.520	9.289
35	5/25/2008	5.546	9.278
36	6/25/2008	5.546	9.460
37	7/25/2008	5.547	9.446
38	8/25/2008	5.548	9.432
39	9/25/2008	5.550	9.418

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
40	10/25/2008	5.552	9.403
41	11/25/2008	5.553	9.390
42	12/25/2008	5.555	9.376
43	1/25/2009	5.556	9.362
44	2/25/2009	5.558	9.348
45	3/25/2009	5.559	9.336
46	4/25/2009	5.561	9.325
47	5/25/2009	5.563	9.328
48	6/25/2009	5.565	9.325
49	7/25/2009	5.566	9.315
50	8/25/2009	5.568	9.305
51	9/25/2009	5.570	9.295
52	10/25/2009	5.571	9.286
53	11/25/2009	5.571	9.276
54	12/25/2009	5.571	9.267
55	1/25/2010	5.571	9.258
56	2/25/2010	5.571	9.249
57	3/25/2010	5.571	9.240
58	4/25/2010	5.571	9.231
59	5/25/2010	5.605	9.281
60	6/25/2010	5.657	11.246
61	7/25/2010	5.685	11.538
62	8/25/2010	5.685	11.544
63	9/25/2010	5.685	11.548
64	10/25/2010	5.685	11.548
65	11/25/2010	5.685	11.548
66	12/25/2010	5.685	11.548
67	1/25/2011	5.685	11.548
68	2/25/2011	5.685	11.548
69	3/25/2011	5.685	11.548
70	4/25/2011	5.685	11.548
71	5/25/2011	5.685	11.550
72	6/25/2011	5.685	11.551
73	7/25/2011	5.685	11.552
74	8/25/2011	5.685	11.552
75	9/25/2011	5.685	11.552
76	10/25/2011	5.685	11.552
77	11/25/2011	5.685	11.552
78	12/25/2011	5.684	11.552

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
79	1/25/2012	5.684	11.552
80	2/25/2012	5.684	11.553
81	3/25/2012	5.684	11.553
82	4/25/2012	5.684	11.553
83	5/25/2012	5.684	11.553
84	6/25/2012	5.684	11.553
85	7/25/2012	5.684	11.553
86	8/25/2012	5.684	11.553
87	9/25/2012	5.684	11.554
88	10/25/2012	5.684	11.554
89	11/25/2012	5.684	11.554
90	12/25/2012	5.684	11.554
91	1/25/2013	5.684	11.554
92	2/25/2013	5.684	11.554
93	3/25/2013	5.684	11.554
94	4/25/2013	5.684	11.555
95	5/25/2013	5.684	11.555
96	6/25/2013	5.684	11.555
97	7/25/2013	5.683	11.555
98	8/25/2013	5.683	11.555
99	9/25/2013	5.683	11.555
100	10/25/2013	5.683	11.556
101	11/25/2013	5.683	11.556
102	12/25/2013	5.683	11.556
103	1/25/2014	5.683	11.556
104	2/25/2014	5.683	11.556
105	3/25/2014	5.683	11.556
106	4/25/2014	5.683	11.557
107	5/25/2014	5.683	11.557
108	6/25/2014	5.683	11.557
109	7/25/2014	5.683	11.557
110	8/25/2014	5.683	11.557
111	9/25/2014	5.683	11.557
112	10/25/2014	5.684	11.558
113	11/25/2014	5.686	11.561
114	12/25/2014	5.688	11.565
115	1/25/2015	5.690	11.569
116	2/25/2015	5.692	11.574
117	3/25/2015	5.694	11.578

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 15% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 15% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Available Funds Rate (20 CPR)

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)	Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481	44	2/25/2009	5.571	10.000
2	8/25/2005	5.482	10.000	45	3/25/2009	5.571	10.000
3	9/25/2005	5.484	10.000	46	4/25/2009	5.571	10.000
4	10/25/2005	5.485	10.000	47	5/25/2009	5.571	10.000
5	11/25/2005	5.486	10.000	48	6/25/2009	5.571	10.000
6	12/25/2005	5.489	10.000	49	7/25/2009	5.571	10.000
7	1/25/2006	5.490	10.000	50	8/25/2009	5.571	10.000
8	2/25/2006	5.491	10.000	51	9/25/2009	5.571	10.000
9	3/25/2006	5.493	10.000	52	10/25/2009	5.571	10.000
10	4/25/2006	5.494	10.000	53	11/25/2009	5.571	10.000
11	5/25/2006	5.496	10.000	54	12/25/2009	5.571	10.000
12	6/25/2006	5.497	10.000	55	1/25/2010	5.571	10.000
13	7/25/2006	5.499	10.000	56	2/25/2010	5.571	10.000
14	8/25/2006	5.500	10.000	57	3/25/2010	5.571	10.000
15	9/25/2006	5.502	10.000	58	4/25/2010	5.571	10.000
16	10/25/2006	5.503	10.000	59	5/25/2010	5.605	10.000
17	11/25/2006	5.505	10.000	60	6/25/2010	5.657	11.259
18	12/25/2006	5.507	10.000	61	7/25/2010	5.685	11.547
19	1/25/2007	5.508	10.000	62	8/25/2010	5.685	11.547
20	2/25/2007	5.510	10.000	63	9/25/2010	5.685	11.548
21	3/25/2007	5.512	10.000	64	10/25/2010	5.685	11.548
22	4/25/2007	5.514	10.000	65	11/25/2010	5.685	11.548
23	5/25/2007	5.516	10.000	66	12/25/2010	5.685	11.548
24	6/25/2007	5.517	10.000	67	1/25/2011	5.685	11.548
25	7/25/2007	5.519	10.000	68	2/25/2011	5.685	11.548
26	8/25/2007	5.521	10.000	69	3/25/2011	5.685	11.548
27	9/25/2007	5.523	10.000	70	4/25/2011	5.685	11.548
28	10/25/2007	5.525	10.000	71	5/25/2011	5.685	11.550
29	11/25/2007	5.527	10.000	72	6/25/2011	5.685	11.551
30	12/25/2007	5.529	10.000	73	7/25/2011	5.685	11.552
31	1/25/2008	5.532	10.000	74	8/25/2011	5.685	11.552
32	2/25/2008	5.534	10.000	75	9/25/2011	5.685	11.552
33	3/25/2008	5.536	10.000	76	10/25/2011	5.685	11.552
34	4/25/2008	5.538	10.000	77	11/25/2011	5.685	11.552
35	5/25/2008	5.566	10.000	78	12/25/2011	5.684	11.552
36	6/25/2008	5.566	10.000	79	1/25/2012	5.684	11.552
37	7/25/2008	5.568	10.000	80	2/25/2012	5.684	11.553
38	8/25/2008	5.571	10.000	81	3/25/2012	5.684	11.553
39	9/25/2008	5.571	10.000	82	4/25/2012	5.684	11.553
40	10/25/2008	5.571	10.000	83	5/25/2012	5.687	11.557
41	11/25/2008	5.571	10.000	84	6/25/2012	5.689	11.562
42	12/25/2008	5.571	10.000	85	7/25/2012	5.692	11.568
43	1/25/2009	5.571	10.000	86	8/25/2012	5.695	11.573

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 20% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 20% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Available Funds Rate (30 CPR)

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.483	10.052
3	9/25/2005	5.485	10.105
4	10/25/2005	5.487	10.158
5	11/25/2005	5.489	10.212
6	12/25/2005	5.493	10.264
7	1/25/2006	5.495	10.319
8	2/25/2006	5.497	10.374
9	3/25/2006	5.500	10.429
10	4/25/2006	5.502	10.486
11	5/25/2006	5.505	10.544
12	6/25/2006	5.507	10.602
13	7/25/2006	5.510	10.661
14	8/25/2006	5.513	10.721
15	9/25/2006	5.516	10.780
16	10/25/2006	5.519	10.841
17	11/25/2006	5.522	10.904
18	12/25/2006	5.525	10.965
19	1/25/2007	5.529	11.029
20	2/25/2007	5.532	11.093
21	3/25/2007	5.535	11.158
22	4/25/2007	5.539	11.224
23	5/25/2007	5.543	11.290
24	6/25/2007	5.547	11.358
25	7/25/2007	5.551	11.425
26	8/25/2007	5.555	11.495
27	9/25/2007	5.559	11.565
28	10/25/2007	5.563	11.636
29	11/25/2007	5.568	11.708
30	12/25/2007	5.572	11.781
31	1/25/2008	5.577	11.855
32	2/25/2008	5.582	11.929
33	3/25/2008	5.587	12.004
34	4/25/2008	5.592	12.082
35	5/25/2008	5.623	12.131
36	6/25/2008	5.627	11.609
37	7/25/2008	5.633	11.666
38	8/25/2008	5.571	11.621
39	9/25/2008	5.571	11.668
40	10/25/2008	5.571	11.715
41	11/25/2008	5.571	11.764
42	12/25/2008	5.571	11.812
43	1/25/2009	5.571	11.861
44	2/25/2009	5.571	11.910
45	3/25/2009	5.571	11.962
46	4/25/2009	5.571	12.018
47	5/25/2009	5.571	12.037
48	6/25/2009	5.571	12.072
49	7/25/2009	5.571	12.129
50	8/25/2009	5.571	12.185
51	9/25/2009	5.571	12.243
52	10/25/2009	5.571	12.302
53	11/25/2009	5.575	12.370
54	12/25/2009	5.579	12.439

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.
2) Assumes no losses, 20% optional termination, 30% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.
3) Assumes no losses, 20% optional termination, 30% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Available Funds Rate (35 CPR)

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.481	5.481
2	8/25/2005	5.483	10.081
3	9/25/2005	5.486	10.164
4	10/25/2005	5.488	10.248
5	11/25/2005	5.491	10.333
6	12/25/2005	5.495	10.417
7	1/25/2006	5.498	10.505
8	2/25/2006	5.501	10.595
9	3/25/2006	5.504	10.685
10	4/25/2006	5.507	10.779
11	5/25/2006	5.510	10.874
12	6/25/2006	5.514	10.970
13	7/25/2006	5.517	11.069
14	8/25/2006	5.521	11.170
15	9/25/2006	5.525	11.271
16	10/25/2006	5.529	11.375
17	11/25/2006	5.533	11.482
18	12/25/2006	5.537	11.589
19	1/25/2007	5.542	11.699
20	2/25/2007	5.546	11.812
21	3/25/2007	5.551	11.926
22	4/25/2007	5.556	12.043
23	5/25/2007	5.561	12.161
24	6/25/2007	5.566	12.283
25	7/25/2007	5.572	12.406
26	8/25/2007	5.578	12.533
27	9/25/2007	5.584	12.661
28	10/25/2007	5.590	12.793
29	11/25/2007	5.597	12.927
30	12/25/2007	5.603	13.064
31	1/25/2008	5.610	13.203
32	2/25/2008	5.618	13.345
33	3/25/2008	5.625	13.489
34	4/25/2008	5.633	13.639
35	5/25/2008	5.666	13.740
36	6/25/2008	5.673	12.835
37	7/25/2008	5.682	12.948
38	8/25/2008	5.571	12.835
39	9/25/2008	5.571	12.931
40	10/25/2008	5.571	13.028
41	11/25/2008	5.571	13.129
42	12/25/2008	5.571	13.230
43	1/25/2009	5.571	13.332
44	2/25/2009	5.574	13.443
45	3/25/2009	5.579	13.564

1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

2) Assumes no losses, 20% optional termination, 35% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively.

3) Assumes no losses, 20% optional termination, 35% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.26]%, [3.64]%, [3.87]% and [3.38]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

RMBS New Transaction

Computational Materials

$[722,000,000] (approximate)
MortgageIT Trust 2005-3

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

June 15, 2005

Merrill Lynch

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

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(1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

(2) Assumes no losses, 20% optional termination, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.30]%, [3.65]%, [3.86]% and [3.42]%, respectively.

(3) Assumes no losses, 20% optional termination, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are [3.30]%, [3.65]%, [3.86]% and [3.42]%, respectively, for the first Distribution Date and then increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

5 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.483	5.483
2	8/25/2005	5.483	9.936
3	9/25/2005	5.483	9.871
4	10/25/2005	5.484	9.807
5	11/25/2005	5.484	9.744
6	12/25/2005	5.486	9.684
7	1/25/2006	5.486	9.623
8	2/25/2006	5.486	9.563
9	3/25/2006	5.487	9.503
10	4/25/2006	5.487	9.445
11	5/25/2006	5.487	9.387
12	6/25/2006	5.488	9.331
13	7/25/2006	5.488	9.275
14	8/25/2006	5.488	9.220
15	9/25/2006	5.489	9.165
16	10/25/2006	5.489	9.111
17	11/25/2006	5.489	9.059
18	12/25/2006	5.490	9.006
19	1/25/2007	5.490	8.955
20	2/25/2007	5.490	8.904
21	3/25/2007	5.491	8.854
22	4/25/2007	5.491	8.805
23	5/25/2007	5.491	8.756
24	6/25/2007	5.492	8.709
25	7/25/2007	5.492	8.661
26	8/25/2007	5.492	8.615
27	9/25/2007	5.493	8.569
28	10/25/2007	5.493	8.524
29	11/25/2007	5.493	8.479
30	12/25/2007	5.494	8.435
31	1/25/2008	5.494	8.392
32	2/25/2008	5.494	8.349
33	3/25/2008	5.495	8.306
34	4/25/2008	5.495	8.265
35	5/25/2008	5.521	8.247
36	6/25/2008	5.522	8.696
37	7/25/2008	5.522	8.667
38	8/25/2008	5.522	8.639
39	9/25/2008	5.523	8.611
40	10/25/2008	5.523	8.583
41	11/25/2008	5.524	8.557
42	12/25/2008	5.524	8.530
43	1/25/2009	5.524	8.503
44	2/25/2009	5.525	8.477
45	3/25/2009	5.525	8.453
46	4/25/2009	5.525	8.430
47	5/25/2009	5.526	8.435
48	6/25/2009	5.526	8.429
49	7/25/2009	5.526	8.408
50	8/25/2009	5.527	8.386
51	9/25/2009	5.527	8.366
52	10/25/2009	5.528	8.345
53	11/25/2009	5.528	8.325
54	12/25/2009	5.528	8.305
55	1/25/2010	5.529	8.285
56	2/25/2010	5.529	8.266
57	3/25/2010	5.530	8.247
58	4/25/2010	5.530	8.228
59	5/25/2010	5.565	8.340
60	6/25/2010	5.623	11.137
61	7/25/2010	5.652	11.423
62	8/25/2010	5.652	11.425
63	9/25/2010	5.652	11.427
64	10/25/2010	5.653	11.430
65	11/25/2010	5.653	11.432
66	12/25/2010	5.653	11.434
67	1/25/2011	5.654	11.436
68	2/25/2011	5.654	11.438
69	3/25/2011	5.655	11.441
70	4/25/2011	5.655	11.443
71	5/25/2011	5.655	11.447
72	6/25/2011	5.656	11.451
73	7/25/2011	5.656	11.453
74	8/25/2011	5.656	11.456
75	9/25/2011	5.657	11.458
76	10/25/2011	5.657	11.461
77	11/25/2011	5.658	11.463
78	12/25/2011	5.658	11.466
79	1/25/2012	5.658	11.469
80	2/25/2012	5.659	11.471
81	3/25/2012	5.659	11.474
82	4/25/2012	5.660	11.477
83	5/25/2012	5.660	11.480
84	6/25/2012	5.661	11.482

5 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
85	7/25/2012	5.661	11.485
86	8/25/2012	5.661	11.486
87	9/25/2012	5.662	11.487
88	10/25/2012	5.662	11.488
89	11/25/2012	5.663	11.489
90	12/25/2012	5.663	11.490
91	1/25/2013	5.663	11.491
92	2/25/2013	5.664	11.492
93	3/25/2013	5.664	11.493
94	4/25/2013	5.665	11.494
95	5/25/2013	5.665	11.495
96	6/25/2013	5.666	11.496
97	7/25/2013	5.666	11.497
98	8/25/2013	5.667	11.499
99	9/25/2013	5.667	11.500
100	10/25/2013	5.667	11.501
101	11/25/2013	5.668	11.502
102	12/25/2013	5.668	11.503
103	1/25/2014	5.669	11.504
104	2/25/2014	5.669	11.505
105	3/25/2014	5.670	11.507
106	4/25/2014	5.670	11.508
107	5/25/2014	5.671	11.509
108	6/25/2014	5.671	11.510
109	7/25/2014	5.672	11.511
110	8/25/2014	5.672	11.513
111	9/25/2014	5.673	11.514
112	10/25/2014	5.673	11.515
113	11/25/2014	5.674	11.516
114	12/25/2014	5.674	11.517
115	1/25/2015	5.674	11.519
116	2/25/2015	5.675	11.520
117	3/25/2015	5.675	11.521
118	4/25/2015	5.676	11.522
119	5/25/2015	5.676	11.524
120	6/25/2015	5.677	11.525
121	7/25/2015	5.678	11.526
122	8/25/2015	5.678	11.528
123	9/25/2015	5.679	11.529
124	10/25/2015	5.680	11.530
125	11/25/2015	5.681	11.532
126	12/25/2015	5.682	11.533
127	1/25/2016	5.682	11.534
128	2/25/2016	5.683	11.536
129	3/25/2016	5.684	11.537
130	4/25/2016	5.685	11.538
131	5/25/2016	5.686	11.540
132	6/25/2016	5.687	11.541
133	7/25/2016	5.688	11.543
134	8/25/2016	5.688	11.544
135	9/25/2016	5.689	11.546
136	10/25/2016	5.690	11.547
137	11/25/2016	5.691	11.549
138	12/25/2016	5.692	11.550
139	1/25/2017	5.693	11.552
140	2/25/2017	5.694	11.553
141	3/25/2017	5.695	11.555
142	4/25/2017	5.696	11.556
143	5/25/2017	5.696	11.558
144	6/25/2017	5.696	11.559
145	7/25/2017	5.696	11.561
146	8/25/2017	5.696	11.563
147	9/25/2017	5.696	11.564
148	10/25/2017	5.696	11.566
149	11/25/2017	5.696	11.567
150	12/25/2017	5.696	11.568
151	1/25/2018	5.696	11.568
152	2/25/2018	5.696	11.568
153	3/25/2018	5.696	11.568
154	4/25/2018	5.696	11.568
155	5/25/2018	5.696	11.568
156	6/25/2018	5.696	11.568
157	7/25/2018	5.696	11.568
158	8/25/2018	5.696	11.568
159	9/25/2018	5.696	11.568
160	10/25/2018	5.696	11.568
161	11/25/2018	5.696	11.568
162	12/25/2018	5.696	11.568
163	1/25/2019	5.696	11.568
164	2/25/2019	5.696	11.568
165	3/25/2019	5.696	11.569
166	4/25/2019	5.696	11.569
167	5/25/2019	5.696	11.569
168	6/25/2019	5.696	11.569

5 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
169	7/25/2019	5.696	11.569
170	8/25/2019	5.696	11.569
171	9/25/2019	5.696	11.569
172	10/25/2019	5.696	11.569
173	11/25/2019	5.696	11.569
174	12/25/2019	5.696	11.569
175	1/25/2020	5.696	11.569
176	2/25/2020	5.696	11.569
177	3/25/2020	5.696	11.569
178	4/25/2020	5.696	11.569
179	5/25/2020	5.696	11.569
180	6/25/2020	5.696	11.569
181	7/25/2020	5.696	11.569
182	8/25/2020	5.696	11.570
183	9/25/2020	5.696	11.570
184	10/25/2020	5.696	11.570
185	11/25/2020	5.696	11.570
186	12/25/2020	5.696	11.570
187	1/25/2021	5.696	11.570
188	2/25/2021	5.696	11.570
189	3/25/2021	5.696	11.570
190	4/25/2021	5.696	11.570
191	5/25/2021	5.696	11.570
192	6/25/2021	5.696	11.570
193	7/25/2021	5.696	11.570
194	8/25/2021	5.696	11.570
195	9/25/2021	5.696	11.570
196	10/25/2021	5.696	11.570
197	11/25/2021	5.696	11.570
198	12/25/2021	5.696	11.571
199	1/25/2022	5.696	11.571
200	2/25/2022	5.696	11.571
201	3/25/2022	5.696	11.571
202	4/25/2022	5.696	11.571
203	5/25/2022	5.696	11.571
204	6/25/2022	5.696	11.571
205	7/25/2022	5.696	11.571
206	8/25/2022	5.696	11.571
207	9/25/2022	5.696	11.571
208	10/25/2022	5.696	11.571
209	11/25/2022	5.696	11.571
210	12/25/2022	5.696	11.571
211	1/25/2023	5.696	11.571
212	2/25/2023	5.696	11.571
213	3/25/2023	5.696	11.572
214	4/25/2023	5.696	11.572
215	5/25/2023	5.696	11.572
216	6/25/2023	5.696	11.572
217	7/25/2023	5.696	11.572
218	8/25/2023	5.696	11.572
219	9/25/2023	5.696	11.572
220	10/25/2023	5.696	11.572
221	11/25/2023	5.696	11.572
222	12/25/2023	5.696	11.572
223	1/25/2024	5.696	11.572
224	2/25/2024	5.696	11.572
225	3/25/2024	5.696	11.572
226	4/25/2024	5.696	11.573
227	5/25/2024	5.696	11.573
228	6/25/2024	5.696	11.573
229	7/25/2024	5.696	11.573
230	8/25/2024	5.696	11.573
231	9/25/2024	5.696	11.573
232	10/25/2024	5.696	11.573
233	11/25/2024	5.696	11.573
234	12/25/2024	5.696	11.573
235	1/25/2025	5.696	11.573
236	2/25/2025	5.696	11.573
237	3/25/2025	5.696	11.573
238	4/25/2025	5.696	11.573
239	5/25/2025	5.696	11.574
240	6/25/2025	5.696	11.574
241	7/25/2025	5.696	11.574
242	8/25/2025	5.696	11.574
243	9/25/2025	5.696	11.574
244	10/25/2025	5.696	11.574
245	11/25/2025	5.696	11.574
246	12/25/2025	5.697	11.574
247	1/25/2026	5.699	11.574
248	2/25/2026	5.701	11.574
249	3/25/2026	5.702	11.574
250	4/25/2026	5.704	11.574
251	4/26/2026	**	11.575

10 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.483	5.483
2	8/25/2005	5.483	9.957
3	9/25/2005	5.484	9.912
4	10/25/2005	5.485	9.867
5	11/25/2005	5.485	9.823
6	12/25/2005	5.487	9.782
7	1/25/2006	5.488	9.739
8	2/25/2006	5.488	9.696
9	3/25/2006	5.489	9.654
10	4/25/2006	5.490	9.612
11	5/25/2006	5.490	9.571
12	6/25/2006	5.491	9.530
13	7/25/2006	5.492	9.490
14	8/25/2006	5.492	9.450
15	9/25/2006	5.493	9.410
16	10/25/2006	5.494	9.371
17	11/25/2006	5.494	9.332
18	12/25/2006	5.495	9.293
19	1/25/2007	5.496	9.255
20	2/25/2007	5.497	9.218
21	3/25/2007	5.497	9.180
22	4/25/2007	5.498	9.143
23	5/25/2007	5.499	9.106
24	6/25/2007	5.500	9.070
25	7/25/2007	5.500	9.033
26	8/25/2007	5.501	8.998
27	9/25/2007	5.502	8.962
28	10/25/2007	5.503	8.928
29	11/25/2007	5.503	8.893
30	12/25/2007	5.504	8.859
31	1/25/2008	5.505	8.825
32	2/25/2008	5.506	8.791
33	3/25/2008	5.507	8.757
34	4/25/2008	5.507	8.724
35	5/25/2008	5.534	8.708
36	6/25/2008	5.535	9.037
37	7/25/2008	5.536	9.014
38	8/25/2008	5.537	8.992
39	9/25/2008	5.537	8.969
40	10/25/2008	5.538	8.946
41	11/25/2008	5.539	8.924
42	12/25/2008	5.540	8.902
43	1/25/2009	5.541	8.880
44	2/25/2009	5.542	8.858
45	3/25/2009	5.543	8.838
46	4/25/2009	5.544	8.819
47	5/25/2009	5.545	8.823
48	6/25/2009	5.545	8.817
49	7/25/2009	5.546	8.799
50	8/25/2009	5.547	8.782
51	9/25/2009	5.548	8.764
52	10/25/2009	5.549	8.748
53	11/25/2009	5.550	8.731
54	12/25/2009	5.551	8.714
55	1/25/2010	5.552	8.698
56	2/25/2010	5.553	8.682
57	3/25/2010	5.554	8.666
58	4/25/2010	5.555	8.650

10 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
59	5/25/2010	5.591	8.735
60	6/25/2010	5.650	11.186
61	7/25/2010	5.679	11.475
62	8/25/2010	5.680	11.478
63	9/25/2010	5.681	11.482
64	10/25/2010	5.682	11.486
65	11/25/2010	5.683	11.490
66	12/25/2010	5.684	11.494
67	1/25/2011	5.686	11.498
68	2/25/2011	5.687	11.502
69	3/25/2011	5.688	11.506
70	4/25/2011	5.689	11.511
71	5/25/2011	5.690	11.516
72	6/25/2011	5.691	11.522
73	7/25/2011	5.692	11.527
74	8/25/2011	5.693	11.532
75	9/25/2011	5.695	11.537
76	10/25/2011	5.696	11.541
77	11/25/2011	5.697	11.546
78	12/25/2011	5.698	11.551
79	1/25/2012	5.698	11.557
80	2/25/2012	5.698	11.560
81	3/25/2012	5.698	11.560
82	4/25/2012	5.698	11.560
83	5/25/2012	5.698	11.560
84	6/25/2012	5.698	11.560
85	7/25/2012	5.698	11.560
86	8/25/2012	5.698	11.560
87	9/25/2012	5.698	11.561
88	10/25/2012	5.698	11.561
89	11/25/2012	5.697	11.561
90	12/25/2012	5.697	11.561
91	1/25/2013	5.697	11.561
92	2/25/2013	5.697	11.561
93	3/25/2013	5.697	11.562
94	4/25/2013	5.697	11.562
95	5/25/2013	5.697	11.562
96	6/25/2013	5.697	11.562
97	7/25/2013	5.697	11.562
98	8/25/2013	5.697	11.562
99	9/25/2013	5.697	11.562
100	10/25/2013	5.697	11.563
101	11/25/2013	5.697	11.563
102	12/25/2013	5.697	11.563
103	1/25/2014	5.697	11.563
104	2/25/2014	5.697	11.563
105	3/25/2014	5.697	11.564
106	4/25/2014	5.697	11.564
107	5/25/2014	5.696	11.564
108	6/25/2014	5.696	11.564
109	7/25/2014	5.696	11.564
110	8/25/2014	5.696	11.564
111	9/25/2014	5.696	11.565
112	10/25/2014	5.696	11.565
113	11/25/2014	5.696	11.565
114	12/25/2014	5.696	11.565
115	1/25/2015	5.696	11.565
116	2/25/2015	5.696	11.566

10 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
117	3/25/2015	5.696	11.566
118	4/25/2015	5.696	11.566
119	5/25/2015	5.696	11.566
120	6/25/2015	5.696	11.566
121	7/25/2015	5.696	11.566
122	8/25/2015	5.696	11.566
123	9/25/2015	5.696	11.566
124	10/25/2015	5.696	11.566
125	11/25/2015	5.696	11.566
126	12/25/2015	5.696	11.567
127	1/25/2016	5.696	11.567
128	2/25/2016	5.696	11.567
129	3/25/2016	5.696	11.567
130	4/25/2016	5.696	11.567
131	5/25/2016	5.696	11.567
132	6/25/2016	5.696	11.567
133	7/25/2016	5.696	11.567
134	8/25/2016	5.696	11.567
135	9/25/2016	5.696	11.567
136	10/25/2016	5.696	11.567
137	11/25/2016	5.696	11.567
138	12/25/2016	5.696	11.567
139	1/25/2017	5.696	11.567
140	2/25/2017	5.696	11.567
141	3/25/2017	5.696	11.567
142	4/25/2017	5.696	11.567
143	5/25/2017	5.696	11.567
144	6/25/2017	5.696	11.567
145	7/25/2017	5.696	11.567
146	8/25/2017	5.696	11.568
147	9/25/2017	5.696	11.568
148	10/25/2017	5.696	11.568
149	11/25/2017	5.696	11.568
150	12/25/2017	5.696	11.568
151	1/25/2018	5.696	11.568
152	2/25/2018	5.696	11.568
153	3/25/2018	5.696	11.568
154	4/25/2018	5.696	11.568
155	5/25/2018	5.696	11.568
156	6/25/2018	5.696	11.568
157	7/25/2018	5.696	11.568
158	8/25/2018	5.696	11.568
159	9/25/2018	5.696	11.568
160	10/25/2018	5.696	11.568
161	11/25/2018	5.696	11.568
162	12/25/2018	5.697	11.568
163	1/25/2019	5.698	11.568
164	2/25/2019	5.700	11.568
165	3/25/2019	5.702	11.569
166	4/25/2019	5.703	11.569
167	5/25/2019	**	11.569
168	6/25/2019	**	11.570
169	7/25/2019	**	11.573
170	8/25/2019	**	11.576
171	9/25/2019	**	11.579
172	10/25/2019	**	11.582

15 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	7/25/2005	5.483	5.483
2	8/25/2005	5.484	9.979
3	9/25/2005	5.485	9.955
4	10/25/2005	5.486	9.932
5	11/25/2005	5.486	9.909
6	12/25/2005	5.489	9.887
7	1/25/2006	5.490	9.865
8	2/25/2006	5.491	9.842
9	3/25/2006	5.492	9.819
10	4/25/2006	5.493	9.797
11	5/25/2006	5.494	9.775
12	6/25/2006	5.495	9.753
13	7/25/2006	5.496	9.731
14	8/25/2006	5.497	9.709
15	9/25/2006	5.498	9.687
16	10/25/2006	5.499	9.666
17	11/25/2006	5.500	9.644
18	12/25/2006	5.502	9.622
19	1/25/2007	5.503	9.601
20	2/25/2007	5.504	9.580
21	3/25/2007	5.505	9.558
22	4/25/2007	5.506	9.538
23	5/25/2007	5.508	9.516
24	6/25/2007	5.509	9.496
25	7/25/2007	5.510	9.474
26	8/25/2007	5.511	9.454
27	9/25/2007	5.513	9.433
28	10/25/2007	5.514	9.413
29	11/25/2007	5.515	9.393
30	12/25/2007	5.517	9.373
31	1/25/2008	5.518	9.352
32	2/25/2008	5.520	9.332
33	3/25/2008	5.521	9.312
34	4/25/2008	5.522	9.292
35	5/25/2008	5.550	9.281
36	6/25/2008	5.552	9.464
37	7/25/2008	5.553	9.450
38	8/25/2008	5.555	9.436
39	9/25/2008	5.556	9.422

15 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
40	10/25/2008	5.558	9.408
41	11/25/2008	5.559	9.394
42	12/25/2008	5.561	9.380
43	1/25/2009	5.562	9.366
44	2/25/2009	5.564	9.353
45	3/25/2009	5.566	9.340
46	4/25/2009	5.568	9.330
47	5/25/2009	5.569	9.332
48	6/25/2009	5.571	9.329
49	7/25/2009	5.573	9.320
50	8/25/2009	5.575	9.309
51	9/25/2009	5.576	9.300
52	10/25/2009	5.577	9.291
53	11/25/2009	5.577	9.281
54	12/25/2009	5.577	9.272
55	1/25/2010	5.577	9.263
56	2/25/2010	5.577	9.254
57	3/25/2010	5.577	9.245
58	4/25/2010	5.577	9.236
59	5/25/2010	5.612	9.287
60	6/25/2010	5.670	11.254
61	7/25/2010	5.699	11.546
62	8/25/2010	5.699	11.552
63	9/25/2010	5.699	11.555
64	10/25/2010	5.699	11.555
65	11/25/2010	5.699	11.555
66	12/25/2010	5.699	11.555
67	1/25/2011	5.699	11.555
68	2/25/2011	5.698	11.555
69	3/25/2011	5.698	11.555
70	4/25/2011	5.698	11.555
71	5/25/2011	5.698	11.557
72	6/25/2011	5.698	11.559
73	7/25/2011	5.698	11.559
74	8/25/2011	5.698	11.559
75	9/25/2011	5.698	11.559
76	10/25/2011	5.698	11.559
77	11/25/2011	5.698	11.559
78	12/25/2011	5.698	11.559

15 CPR

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
79	1/25/2012	5.698	11.559
80	2/25/2012	5.698	11.560
81	3/25/2012	5.698	11.560
82	4/25/2012	5.698	11.560
83	5/25/2012	5.698	11.560
84	6/25/2012	5.698	11.560
85	7/25/2012	5.698	11.560
86	8/25/2012	5.698	11.560
87	9/25/2012	5.698	11.561
88	10/25/2012	5.698	11.561
89	11/25/2012	5.697	11.561
90	12/25/2012	5.697	11.561
91	1/25/2013	5.697	11.561
92	2/25/2013	5.697	11.561
93	3/25/2013	5.697	11.562
94	4/25/2013	5.697	11.562
95	5/25/2013	5.697	11.562
96	6/25/2013	5.697	11.562
97	7/25/2013	5.697	11.562
98	8/25/2013	5.697	11.562
99	9/25/2013	5.697	11.562
100	10/25/2013	5.697	11.563
101	11/25/2013	5.697	11.563
102	12/25/2013	5.697	11.563
103	1/25/2014	5.697	11.563
104	2/25/2014	5.697	11.563
105	3/25/2014	5.697	11.564
106	4/25/2014	5.697	11.564
107	5/25/2014	5.696	11.564
108	6/25/2014	5.696	11.564
109	7/25/2014	5.696	11.564
110	8/25/2014	5.696	11.564
111	9/25/2014	5.696	11.565
112	10/25/2014	5.696	11.565
113	11/25/2014	5.696	11.565
114	12/25/2014	5.698	11.565
115	1/25/2015	5.700	11.569
116	2/25/2015	5.702	11.574
117	3/25/2015	5.704	11.578
118	4/25/2015	**	11.582